

14008198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A
(Amendment No. 1)

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

(Exact name of issuer as specified in its charter)

California

(State of other jurisdiction of incorporation of organization)

1228 South Main Street
Lakeport, California 95453
Phone: (707) 263-5412

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Michael Leseney,
Chief Executive Officer
1228 South Main Street
Lakeport, California 95453
Phone: (707) 263-5412

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Laura Anthony, Esq.
Legal & Compliance, LLC
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
Phone: 561-514-0936
Fax: 561-514-0832

7322	27-4420617
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

(a) Directors of the Issuer

The directors of the Issuer are named below. The business address for each individual is 1228 South Main Street, Lakeport, California 95453.

Michael Leseney
Mark McDougal
Tessie Saich
Jon LaVine
Ronald G. Crane

(b) Officers of the Issuer

The officers of the Issuer are named below. The business address for each individual is 1228 South Main Street, Lakeport, California 95453.

Name	Title
Michael Leseney	Chief Executive Officer
Mark McDougal	Senior Vice President
Tessie Saich	Senior Vice President
Jeff Saich	Vice President

(c) General Partners of the Issuer. Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities.

The record owners of 5% or more of the Issuer's common stock (the only equity securities issued and outstanding at this time) and the amounts owned are as follows:

Name and Address of Owner	Number of shares of common stock	Percentage
Michael J. Leseney 1228 S. Main Street Lakeport, California 95453	58,000,000	61.05%
Jon LaVine 26691 Plaza Drive, Suite 222 Mission Viejo, California 92691	7,000,000	7.37%
Tessie Saich 677 Pleasant Valley Road, Suite B Diamond Springs, California 95619	10,000,000	10.53%
Jeff Saich 677 Pleasant Valley Road, Suite B Diamond Springs, California 95619	7,000,000	7.37%
Mark McDougal 1228 S. Main Street Lakeport, CA 95453	10,000,000	10.53%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities. See Item 1(d).

(f) Promoters of the issuer. None

(g) Affiliates of the issuer. The Issuer has no affiliates other than the directors and officers listed above.

(h) Counsel to the Issuer with Respect to the Proposed Filing

Laura Anthony, Esq.
Legal & Compliance, LLC
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

(i) Underwriters with Respect to the Proposed Filing. None – Issuer is selling securities directly. However, the issuer reserves the right to engage a registered broker dealer to sell the securities on its behalf.

(j) Directors of the Underwriter. Not applicable.

(k) Officers of the Underwriter. Not applicable.

(l) General Partners of the Underwriter. Not applicable.

(k) Counsel to the Underwriter. Not applicable.

ITEM 2. APPLICATION OF RULE 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

ITEM 3. AFFILIATE SALES.

Not applicable.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED.

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons. However, the issuer reserves the right to engage a registered broker dealer to sell the securities on its behalf.

(b) The securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as and if necessary: California, Washington and Oregon. Furthermore, the securities in this proposed offering will be offered in such states as the Issuer determines, subject to qualification or registration in each state, as and if necessary. Although the Issuer is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by the Issuer and can be viewed at http://www.FRAC-US.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the securities offered in this proposed offering, a prospective

Investor must complete, sign and deliver the executed Subscription Agreement and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the offering is registered and meet any State-Specific Investor Suitability Standards.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

None

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS.

The Issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this Form 1-A. The securities covered by this Form 1-A include: (i) the 5,000,000 shares of Series A Convertible Preferred Stock, and (ii) the common shares into which the such preferred stock is convertible.

ITEM 7. MARKETING ARRANGEMENTS.

(a) Neither the Issuer nor any person named in response to Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT.

None.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II – OFFERING CIRCULAR

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(a California corporation)

1228 South Main Street
Lakeport, California 95453
(707) 263-5412
Person to contact at Company with respect to offering: Michael J. Leseney

Best Efforts Offering of 5,000,000 Shares of
9% Series A Convertible Preferred Stock for a purchase price of $1.00 per Share

Financial Resolutions of America Corporation ("us," "we," "our," or the "Company" or "FRAC") is a development stage company. Investing in our 9% Series A Convertible Preferred Stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 11. We are offering a maximum of 5,000,000 shares of our 9% Series A Convertible Preferred Stock, par value $0.001 per share (the "9% Series A Convertible Preferred Stock") at a price of $1.00 per share. Each share shall have a stated value of $1.00 per share.

Each share of our 9% Series A Convertible Preferred Stock may be converted into shares of our common stock at the option of the holder at the following conversion ratios: (i) on the date of original issuance until three years thereafter, 19 shares of our common stock for each share of 9% Series A Convertible Preferred Stock and (ii) at any time between three years after original issuance and one year thereafter, 16.15 shares of our common stock for each share of 9% Series A Convertible Preferred Stock. Unless otherwise converted into shares of common stock pursuant to paragraph (i) or (ii) above, at the expiration of five years following the date of original issuance, each share of 9% Series A Convertible Preferred Stock outstanding shall automatically convert into 14.25 shares of our common stock. All conversion ratios are subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events.

Dividends on this 9% Series A Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $1.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC"). The offering will begin on the effective date and continue until the Company has sold all of the shares offered hereby or on such earlier date as the Company may close or terminate the Offering. The shares offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for our 9% Series A Convertible Preferred Stock.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Title of Each Class of Securities	Amount to be Offered	Price Per Share	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per share of 9% Series A Convertible Preferred Stock	5,000,000	$1.00	$ -	$1
TOTAL	5,000,000	$5,000,000	$ -	$5,000,000

(1) The Company plans to offer and sell the shares directly to investors and has not retained any underwriters, brokers or placement agents in connection with the Offering. The estimated costs of this offering are $30,000. These costs will be paid directly by the Company, and no proceeds of the offering will be used for this purpose.

The date of this Offering Circular is August __, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN STOCK DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SHARES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Company:

[ ] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: *State*	*State File No.*	*Effective Date*
________________	________________	________________
________________	________________	________________
________________	________________	________________

TABLE OF CONTENTS

ABOUT THIS OFFERING CIRCULAR

This Offering Circular describes our offer and sale of the 9% Series A Convertible Preferred Stock pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. This Offering Circular speaks only as of the date hereof.

This Offering Circular describes our offering of the 9% Series A Convertible Preferred Stock under two main headings: "About Our Business" and "The Offering."

We will amend this Offering Circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the 9% Series A Convertible Preferred Stock, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file an amended Offering Circular as part of an amendment to our Form 1-A, which we will file with the SEC, state regulators or other appropriate regulatory bodies. Our amended Offering Circular will be posted on our website when the amendment has been qualified by the SEC. Although the Issuer is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by the Issuer and can be viewed at http://www.FRAC-US.com.

The 9% Series A Convertible Preferred Stock shares are not available for offer and sale to residents of every state. Our website will indicate the states where residents may purchase shares of the 9% Series A Convertible Preferred Stock. We will post on our website any special suitability standards or other conditions applicable to purchases of the shares of the 9% Series A Convertible Preferred Stock in certain states that are not otherwise set forth in this Offering Circular.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 125 pages.

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

IMPORTANT NOTICE TO INVESTORS

The following Business Summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the 9% Series A Convertible Preferred Stock. You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the 9% Series A Convertible Preferred Stock, discussed under the Risk Factors section.

Unless we state otherwise the terms "we", "us", "our", "Company", "FRAC", "management", or similar terms collectively refer to Financial Resolutions of America Corporation, a California corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled Cautionary Statement Regarding Forward-Looking Statements

THE COMPANY AND BUSINESS SUMMARY

Financial Resolutions of America Corporation was incorporated in California on November 8, 2010 and will operate under the name d/b/a Judgment Recovery Group ("FRAC"). FRAC is a development stage entity formed to engage in the judgment recovery business from our offices located in California. We plan to purchase judgment portfolios for pennies on the dollar and enforce court awarded money judgments.

In December 2011, FRAC purchased from JR Group, LLC ("JR Group") the servicing platform described below and in conjunction therewith JR Group's managers are now FRAC's current management and majority shareholders. JR Group spent 2 years testing and confirming the feasibility and viability of its business model. By engaging in the enforcement of judgments, JR Group was able to limit its risk and confirm its concept. It then developed its prototype system for enforcing judgments in volume and as technology evolved, it continued to test, refine and fine-tune its systems, methods and processes for qualitative and operational efficiencies. The results experienced by current management while at the JR Group are not necessarily indicative of possible results to be experienced by FRAC.

JR Group developed and utilized a successful business model composed of an automated proprietary servicing platform technology for the judgment acquisition and recovery business. In

December 2011, FRAC purchased from JR Group all rights and interest in an automated proprietary servicing platform technology to efficiently track a portfolio of judgment creditors in an effort to enhance the recovery of judgments. Our automated proprietary servicing platform technology utilizes among other methods; judicial, employment and real property data bases.

FRAC also granted JR Group a non-exclusive license to use the servicing platform technology in perpetuity with no additional compensation.

Based on a review of the JR Group automated proprietary servicing platform technology in January 2011, FRAC estimates that the average time it will take us to realize the bulk of our return from our collection efforts is around three (3) years. FRAC believes that it can achieve an annual 6.65 time turn on invested capital and a 110%+ internal rate of return on invested capital based on the past experience of its management team while at the JR Group. Since inception we have not generated any revenue from operations. Since inception we have been seeking financing which will allow us to purchase a portfolio of judgments and fund operations to implement collections through the use of our automated proprietary servicing platform. Capital turnover is a company's annual sales divided by its average stockholders' equity. Capital turnover is used to calculate the rate of return on common equity, and is a measure of how well a company uses its stockholders' equity to generate revenue. The higher the ratio is, the more efficiently a company is using its capital, also called equity turnover.

The debt collection industry is divided into two main categories – bad debt collection and judgment collection. A bad debt is the result of failure to pay an account or charge. A judgment is a court order and is the result of civil litigation previously adjudicated in favor of the creditor. Judgments are court awarded obligations of a debtor that can be acquired by a third party, who then has a right to collect that obligation from the debtor.

When a court decides in favor of the plaintiff or defendant it will issue a judgment ordering the losing party to pay a certain amount of money to the winner, and usually court fees as well. The person who has lost the case, and must now pay is called the judgment debtor. The person who was awarded a money judgment is called the judgment creditor.

The court will issue what is most commonly called an Entry of Judgment. A copy of this document will be filed in the case file at the courthouse and another form, called a Notice of Entry of Judgment, will be mailed to all parties involved in the case. On rare occasions, the judgment debtor (usually the defendant) will frequently pay the judgment, but often times the judgment debtor never pays, leaving the judgment creditor with no recourse other than to seek the services of a company like FRAC, to enforce collection of the Judgment, or otherwise purchase the Judgment.

Judgments can be purchased individually but also as a group. A "portfolio" of judgments is a collection of individual judgments that are bundled together for sale to a prospective purchaser like FRAC. Based on management's experience, it is feasible to purchase judgment portfolios for roughly 5% of the stated value of the individual judgments contained in the portfolio.

The key to implementing FRAC's business plan is to have sufficient capital to both acquire large enough judgment portfolios and to have the working capital to fund its collection efforts until those efforts yield sufficient returns to maintain and grow the business.

THE OFFERING

Preferred Stock Offered	5,000,000 shares of 9% Series A Convertible Preferred Stock
Offering Price	$1.00 per share
Common Stock Currently Outstanding	95,000,000 shares
Preferred Stock Currently Outstanding	0
Preferred Stock Outstanding After Maximum Offering	5,000,000 shares (assuming all securities offered herein are sold)
Dividend Policy	Dividends on this 9% Series A Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $1.00 per share.
Use of Proceeds	The net proceeds to the Company from the sale of shares of 9% Series A Convertible Preferred Stock will be: $5,000,000 if 100% of the shares are sold, $2,500,000 if 50% of the shares are sold, $1,250,000 if 25% of the shares are sold. Notwithstanding the exact amount of net proceeds available, the Company expects to use substantially all of the net proceeds for acquisition of judgment portfolios, satisfaction of a $300,000.00 promissory note payable to JR Group which becomes due and payable on December 31, 2015 and for other working capital purposes. There is no minimum offering required to be purchased. We have made no arrangements to place subscription funds in an escrow, trust or similar account which means that funds from the sale of the shares will be immediately available to us for use in our operations and once received and accepted, are irrevocable.

RISK FACTORS

An investment in our company's stock involves high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our 9% Series A Convertible Preferred stock. If any of the following risks and uncertainties develops into an actual event our business financial condition, results of operations and cash flows could be materially adversely affected. In that case the price of our stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this Offering Circular you should also carefully review the cautionary statement referred to under Cautionary Statement Concerning Forward Looking Statements.

RISK FACTORS RELATED TO THE ISSUER

Development Stage Business

We were incorporated in California in November of 2010 and continue to seek capital to fund operations. On December 2011 we purchased the Servicing Platform and signed a $300,000 secured promissory note bearing an interest rate of 10% to the JR Group in anticipation of using the automated proprietary servicing platform previously demonstrated to have been successful for the JR Group. To date we have not been successful raising private capital to fund operations. If we default on the secured promissory note, then JR Group may repurchase automated servicing platform technology for $10,000 and we will be unable to proceed with our business plan.

We have only a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the acquisition of suitable judgment portfolios. There is a possibility that we could sustain losses in the future. There can be no assurances that we will operate profitably.

We May Not be able to Collect Sufficient Amounts on our Uncollected Civil Judgments to Fund our Operations

Our business consists of acquiring and servicing uncollected civil judgments from debtors that have failed to pay, and that the judgment creditor has deemed uncollectible. The judgment creditor generally makes numerous attempts to recover on their uncollected civil judgment, often using a combination of self-collection efforts and third-party collection agencies. These uncollected civil judgments are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the uncollected civil judgments and the costs of running our business.

We May Experience High Employee Turnover Rates and We May Not Be Able to Hire and Retain Enough Sufficiently Trained Employees to Support our Operations

Although we will use our automated proprietary servicing technology as much as possible, the uncollected civil judgment industry can be labor intensive and, similar to other companies in our industry, we may experience a high rate of employee turnover. We compete for qualified personnel with companies in our industry and in other industries. Our growth may require that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our uncollected civil judgments. If this were to occur, we would not be able to service our uncollected civil judgments effectively and this would reduce our ability to continue our growth and operate profitability.

Our Collections May Decrease if Bankruptcy Filings Increase

During times of economic recession, the amount of uncollected civil judgments generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor's assets are sold to repay creditors, including judgment creditors with uncollected civil judgments, but since the uncollected civil judgments may be considered "unsecured", we may not be able to collect on those uncollected civil judgments. We cannot assure you that our collection experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to uncollected civil judgments is significantly lower than we projected when we purchase the uncollected civil judgment(s), our financial condition and results of operations could deteriorate.

We May Not be Able to Manage our Growth Effectively

We expect to expand significantly and intend to maintain our growth focus. However, our growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

- Expand and enhance our administrative infrastructure;
- Continue to improve our management, financial and information systems and controls; and
- Recruit, train, manage and retain our employees effectively.

Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

Our Operations Could Suffer from Telecommunications or Technology Downtime or Increased Costs

Because of the computerization of property records throughout the country and our need to have immediate access to such records, our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunctions, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and their backup systems would interrupt our business operations and harm our business. Our headquarters is located in a region that is susceptible to earthquake damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

We May Not be able to Successfully Anticipate, Manage or Adopt Technological Advances within our Industry

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service uncollected civil judgments. We cannot assure you that capital resources will be available to us at the appropriate time.

Our Ability to Recover and Enforce our Uncollected Civil Judgments May Be Limited Under Federal and State Laws

Federal and State Laws may limit our ability to recover and enforce our uncollected civil judgments regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on our uncollected civil judgments purchased. Collection laws and regulations also directly apply to our business. Additional protection and privacy laws may be enacted that would impose additional requirements on the enforcement of and collection on uncollected civil judgments. Any new laws, rules or regulations that may be adopted, as well as existing protection and privacy protection laws, may adversely affect our ability to collect on our uncollected civil judgments and harm our business. In addition, Federal and State Governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our uncollected civil judgments. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our uncollected civil judgments, which could reduce our profitability and harm our business.

We are conducting a direct primary offering with no minimum amount required to be raised and as a result we can accept your investment funds at any time without any other investment funds being raised and may not raise sufficient funds to operate our business beyond the next twelve months.

There is no minimum amount required to be raised before we can accept your investment funds and, as a result, investment funds will not be placed in an escrow account pending the attainment of a minimum amount of proceeds. Also, we may not sell enough shares of 9% Series A Convertible Preferred Stock in the offering to continue our operations beyond the next twelve months as we believe that we need to raise a minimum of $625,000 in this offering and acquire a judgment portfolio of at least $4,000,000 to achieve a profitable level of sustainable operations. Once we accept your investment funds, there will be no obligation to return your investment funds even though no other investment funds are raised and there may be insufficient funds raised through this direct primary offering to continue our operations beyond the next twelve months. Thus, you may be one of only a few investors in this offering in which you acquire stock in a company that continues to be under-capitalized. The lack of sufficient funds to pay expenses and for working capital will negatively impact our ability to implement and complete our plan of operation.

Dependence on Management

In the early stages of development, our business will be significantly dependent on our management team; namely Michael Leseney, our Founder and Chief Executive Officer whose qualification are set forth herein.

Risks of Borrowing

Although the Company does not intend to incur any debt if it sells all of the securities included in this offering, should the Company obtain secured bank debt in the future, possible risks could arise. If the Company incurs indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of the stockholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. The Company's proposed business is capital intensive and will be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company has complete discretion to use the funds obtained from this Offering, not only for similar purposes presently contemplated but, for any corporate purpose it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the 9% Series A Convertible Preferred Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control by Management

As of March 31, 2014 the Company's officers and directors owned approximately 100% of the Company's outstanding common stock. Upon completion of this Offering, the Company's officers and directors will own approximately 100% of the issued and outstanding common stock. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers.

We have never paid dividends and do not expect to pay dividends on our common stock in the foreseeable future.

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of its planned business. As a result, the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

We do not meet the criteria to list our securities on an exchange such as The NASDAQ Stock Market and our common stock is illiquid and may be difficult to sell.

There is no market for our common stock or our 9% Series A Convertible Preferred Stock at this time and, following the offering made by this Offering Circular, there is no assurance that any market will develop for our common stock or our 9% Series A Convertible Preferred Stock. We plan to qualify our common stock for quotation on the OTC Markets when the distribution and potential market for the stock would permit such quotation, although there is no assurance that we will be able to accomplish this. Generally, securities that are quoted on the OTC Market's lack liquidity and analyst coverage. This may result in lower prices for our common stock than might otherwise be obtained if we met the criteria to list our securities on a larger or more established exchange, such as The NASDAQ Capital Market, and could also result in a larger spread between the bid and asked prices for our common stock. Furthermore, all U.S. exchanges and certain quotation systems require that a company be a reporting company with the Securities and Exchange Commission to be eligible for listing or quotation by market makers, however, we are not and will not be a reporting company with the SEC in connection with this offering.

In addition, if there is only limited trading activity in our common stock, we may not be able to have these securities qualify for quotation on the OTC Markets. The relatively small trading volume would likely make it difficult for our shareholders to sell common stock as, and when, they choose. As a result, investors may not always be able to resell shares of our common stock publicly at the time and prices that they feel are fair or appropriate.

Certain Factors Related to our common stock and Preferred Stock

Because the Company's stock would probably be considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

The Company's common stock may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

Long Term Nature of Investment

An investment in the Company's 9% Series A Convertible Preferred Stock may be long term and illiquid. As discussed above, the offer and sale of the 9% Series A Convertible Preferred Stock will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the 9% Series A Convertible Preferred

Stock for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of 9% Series A Convertible Preferred Stock must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's 9% Series A Convertible Preferred Stock are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of 9% Series A Convertible Preferred Stock were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of 9% Series A Convertible Preferred Stock. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers indirectly due to the lack of capital to fund operations associated with these rescissions

Offering Price

The price of the 9% Series A Convertible Preferred Stock offered has been arbitrarily established by us, considering such matters as the state of our business development and the general condition of the industry in which we operate. The Offering price bears no relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The 9% Series A Convertible Preferred Stock are offered on a "best efforts" basis by the Company's officers and directors, without compensation and on a "best efforts" basis through certain NASD or FINRA registered broker-dealers, which enter into participating broker-dealer agreements with the Company. Accordingly, there is no assurance that the Company, or any NASD or FINRA broker-dealer, will sell the maximum 9% Series A Convertible Preferred Stock offered or any lesser amount.

Other Risks

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Offering Circular that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs.

In this proxy statement, words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "target," "will," "would" or other words that convey uncertainty of future events or outcomes are used to identify these forward-looking statements. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors, including risks relating to: the ability to implement the Company's business plan, the ability to locate and to finance judgment creditor portfolios, to build marketing capability for new business and obtain access to required intellectual property, conduct development and commercialization activities; and the ability to obtain, maintain and enforce patent and other intellectual property protection. These and other risks are described in greater detail in the section entitled *Risk Factors* beginning on page 12. If one or more risk factors materialize, or if any underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, any forward-looking statements in this offering represent the Company's views only as of the date of this offering and should not be relied upon as representing the Company's views as of any subsequent date. The Company anticipates that subsequent events and developments will cause its views to change. However, while the Company may elect to update these forward-looking statements publicly at some point in the future, the Company specifically disclaims any obligation to provide updates, except as may be required by law, whether as a result of new information, future events or otherwise. If the Company consummates the offering, the descriptions of its strategy, future operations and financial position, future revenues, projected costs and prospects and the plans and objectives of management in this proxy statement may no longer be applicable.

BUSINESS AND PROPERTIES

Executive Summary

Financial Resolutions of America Corporation d/b/a Judgment Recovery Group ("FRAC") is a development stage entity formed to engage in the judgment recovery business from our offices located in California. We plan to purchase judgment portfolios for pennies on the dollar and enforce court awarded money judgments. Based on our management's experience it is feasible to expect that we can purchase judgments for roughly 5% of the stated value.

FRAC is a successor to a private California limited liability company named JR Group, LLC ("JR Group"), wherein JR Group's managers are now FRAC's current management and majority shareholders. JR Group developed and utilized a successful business model composed of an automated proprietary servicing platform technology for the judgment acquisition and recovery business. In December 2011, FRAC purchased from JR Group for a $300,000 secured promissory note all rights and interest in an automated proprietary servicing platform technology to efficiently track a portfolio of judgment debtors in an effort to enhance the recovery of judgments. FRAC also granted JR Group a non-exclusive license to use the servicing platform technology in perpetuity with no additional compensation. If we default on the secured promissory note, then JR Group may repurchase the automated proprietary servicing platform technology for $10,000 and the Company will not be able to proceed with its business plan.

Based on a review of the JR Group automated proprietary servicing platform technology in January 2011, FRAC estimates that the average time it will take us to realize the bulk of our return from our collection efforts is approximately three (3) years. FRAC believes that, it can achieve a positive rate of return on invested capital based on the past experience of its management team while at the JR Group. Since inception we have not generated any revenue from operations. Since inception we have been seeking financing which will allow us to purchase a portfolio of judgments and fund operations to implement collections through use of the automated proprietary servicing platform.

The key to implementing its business plan is to have sufficient capital to both acquire large enough judgment portfolios and to have the working capital to fund its collection efforts until those efforts yield sufficient returns to maintain and grow the business.

Industry and Market

Household Debt and Credit Developments in 2013 Q4

According to the Federal Reserve Bank of New York aggregate consumer debt increased in the fourth quarter of 2013 by $241 billion, the largest quarter to quarter increase seen since the third quarter of 2007. As of December 31, 2013, total consumer indebtedness was $11.52 trillion, up by 2.1% from its level in the third quarter of 2013. The four quarters ending on December 31, 2013 were the first since late 2008 to register an increase ($180 billion or 1.6%) in total debt outstanding. Nonetheless, overall consumer debt remains 9.1% below its 2008 Q3 peak of $12.68 trillion.

Mortgages, the largest component of household debt, increased 1.9% during the fourth quarter of 2013. Mortgage balances shown on consumer credit reports stand at $8.05 trillion, up by $152 billion from their level in the third quarter. Furthermore, calendar year 2013 saw a net increase of $16 billion in mortgage balances, ending the four year streak of year over year declines. Balances on home equity lines of credit (HELOC) dropped by $6 billion (1.1%) and now stand at $529 billion. Non-housing debt balances increased by 3.3%, with gains of $18 billion in auto loan balances, $53 billion in student loan balances, and $11 billion in credit card balances.

Delinquency rates improved for most loan types in 2013 Q4. As of December 31, 7.1% of outstanding debt was in some stage of delinquency, compared with 7.4% in 2013 Q3. About $820 billion of debt is delinquent, with $580 billion seriously delinquent (at least 90 days late).

Delinquency transition rates for current mortgage accounts are near pre-crisis levels, with 1.48% of current mortgage balances transitioning into delinquency. The rate of transition from early (30-60 days) into serious (90 days or more) delinquency dropped, to 20.9%, while the cure rate – the share of balances that transitioned from 30-60 days delinquent to current –improved slightly, rising to 26.9%.

Court Awarded Money Judgments

According to the Internet website www.judgmentcenter.com, 79% of court-awarded money judgments in the United States, amounting to approximately $200 billion dollars annually, remain unpaid.

Solution and Business Model

Our business focuses on enforcing unsatisfied judgments. In contrast, many companies in our industry have more diversified operations and work to collect unsecured and unproven bad debts as well as judgments. These companies often use tactics used for bad debt enforcement to collect on judgments. Unlike these businesses our strategies are specifically developed for judgment collections. Instead of relying on human resources to collect judgments we have streamlined the screening and enforcement process through the use of our automated proprietary servicing platform technology that utilizes among other methods; judicial, employment and real property data bases.

Judgments are distinguishable from bad debt or charged-off accounts in a number of ways.

Bad Debt. A bad debt is the result of failure to pay an account or charge. A judgment is a court order. Typically, a bad debt or charged-off account will be turned over to a collection agency or collection department where it will be "worked" by debt collectors. These debt collectors will attempt to locate the debtor's whereabouts and once ascertained will typically send letters and make telephone calls to the debtor's home or place of employment attempting to talk the debtor into paying the bad debt. If the collectors are unable to persuade the debtor to pay the debt, the creditor has but one remedy – sue the debtor in civil court in an attempt to obtain a judgment. Suit must be initiated prior to the expiration of the

Statute of Limitations which will vary from jurisdiction to jurisdiction and in some instances may be as little as 3 years from date of last payment or activity.

Judgments. Judgments are orders of the court and are the result of civil litigation previously decided by a judge in favor of the creditor. The judgment creditor has multiple remedies available to it to enforce payment on the unsatisfied judgment that include, wage garnishment, real property liens, bank account seizures, real property foreclosure and personal property seizures, which are among the actions taken under court authority. Unlike the debt collector who needs to locate the debtor and communicate directly with them in an attempt to collect, the judgment enforcer does not necessarily have to ascertain where the debtor is located. They only need to know where the debtor's assets are and how they can be retrieved to satisfy the judgment. Judgments, unlike charged-off accounts and other similar bad debt, depending upon the jurisdiction of the court, have a lifespan of from 6-20 years. In many instances, judgments can be renewed for like periods.

Strategic Business Plan

Our strategy is to take advantage of the opportunity in the judgment enforcement industry by implementing our business model developed in conjunction with our Automated Proprietary Servicing Platform to achieve larger economies of scale. Instead of working on a contingency basis, where we share the collected judgment proceeds with the original judgment creditor we believe we can increase our revenues and cash flow by purchasing judgment portfolios and selectively identifying and pursuing those debtors who can pay by using our Automated Proprietary Servicing Platform. Our automated proprietary solution quickly and efficiently locates where judgment debtors bank, work and own property. Then we leverage the power of the legal system to garnish, lien and levy those assets to satisfy the judgments. We believe that given the inventory of unsatisfied judgments, economies of scale, and the margins in enforcing judgments in volume and with our business model we can be profitable.

Unique Value Proposition

We will differentiate ourselves by offering:

- Specialization and focus on judgment recovery;
- Technology Driven Automated Proprietary Servicing Platform;
- Experienced management team; and
- Viable business model demonstrated by a predecessor entity.

Further, we will strive to:

- Steadily improve operational efficiency
- Steadily increase market share
- Steadily increase revenues and profits
- Grow the business

Barriers to Entry

As the industry continues to expand, collection companies comprise a key job-growth sector of the U.S. economy. Collector positions typically do not require post-secondary education and present excellent opportunity for advancement to supervisory and management positions. There are about 4,100 active collection agencies in the U.S., of which 3,500 are members of The Association of Credit and Collection Professionals. The industry employs 434,000 collectors and is expected to grow by 23 percent by 2016. Income earned by U.S. collection agencies was $16.5 billion in 2010, having tripled in the past 10 years.

The collections industry is a sophisticated business with collectors using cutting-edge technology to serve their clients efficiently and provide greater responsiveness to the consumers they contact.

Collection agencies use the latest encryption technology and establish strict company policies to ensure data security and consumer privacy. Modern collection software offers robust features to manage workflow, post payments quickly and accurately, and track any special concerns raised by a consumer in order to promote fair resolution. Many agencies have Web sites providing clients up-to date recovery information and consumers with electronic payment options.

Company Overview

We plan to purchase judgments for pennies on the dollar and enforce court awarded money judgments.

Financial Resolutions of America Corporation was incorporated in California on November 8, 2010 and will operate d/b/a Judgment Recovery Group ("FRAC"). FRAC is a development stage entity attempting to engage in the judgment recovery business from our offices located in California. We plan to purchase judgment portfolios for pennies on the dollar and enforce court awarded money judgments.

FRAC is a successor to a private California limited liability company named JR Group, LLC ("JR Group"), wherein JR Group's managers are now FRAC's current management and majority shareholders. JR Group spent 2 years testing and confirming the feasibility and viability of its business model. By engaging in the enforcement of judgments, JR Group was able to limit its risk and confirm its concept. It then developed its prototype system for enforcing judgments in volume and as technology evolved, it continued to test, refine and fine-tune its systems, methods and processes for qualitative and operational efficiencies.

JR Group developed and utilized a successful business model composed of an automated proprietary servicing platform technology for the judgment acquisition and recovery business. In December 2011, FRAC purchased from JR Group for a $300,000 10% secured promissory note due and payable December 31, 2015, all rights and interest in an automated proprietary servicing platform technology to efficiently track a portfolio of judgment debtors in an effort to enhance the recovery of judgments. Our automated proprietary servicing platform technology utilizes among other methods; judicial, employment and real property data bases.

FRAC also granted JR Group a non-exclusive license to use the servicing platform technology in perpetuity with no additional compensation. If we default on the secured promissory note, then JR Group may repurchase the automated servicing platform technology for $10,000 and the Company will not be able to proceed with its business plan.

Based on a review of the JR Group automated proprietary servicing platform technology in January 2011, FRAC estimates that the average time it will take us to realize the bulk of our return from our collection efforts is around three (3) years. FRAC believes that, it can achieve an annual 6.65 time turn on invested capital and a 110%+ internal rate of return on invested capital based on the past experience of its management team while at the JR Group. Since inception we have not generated any revenue from operations. Since inception we have been seeking financing which will allow us to purchase a portfolio of judgments and fund operations to implement collections through use of the automated servicing platform.

The debt collection industry is divided into two main categories – bad debt collection and judgment collection. A bad debt is the result of failure to pay an account or charge. A judgment is a court order and is the result of civil litigation previously adjudicated in favor of the creditor. Judgments are court awarded obligations of a debtor that can be acquired by a third party, who then has a right to collect that obligation from the debtor.

When the judge decides in favor of the plaintiff or defendant he will issue a judgment ordering the losing party to pay a certain amount of money to the winner, and usually court fees as well. The person who has lost the case, and must now pay is called the judgment debtor. The person who was awarded a money judgment is called the judgment creditor.

The judge will issue what is most commonly called an Entry of Judgment. A copy of this will be filed in the case file at the courthouse and another form, called a Notice of Entry of Judgment, will be mailed to all parties involved in the case. On rare occasions, the judgment debtor (usually the defendant) will pay the amount ordered then and there and that is the end of things, but 80% of the time the judgment debtor never pays, leaving the judgment creditor with no recourse other than to seek out the services of a company like FRAC.

Judgments can be purchased individually but also as a group. A "portfolio" of judgments is a collection of individual judgments that are bundled together for sale to a prospective purchaser like FRAC. We plan is to purchase judgment portfolios for around 5% of the full value of the individual judgments contained in the portfolio.

The key to implementing our business plan is to have sufficient capital to both acquire large enough judgment portfolios and to have the working capital to fund its collection efforts until those efforts yield sufficient returns to maintain and grow the business.

Judgment Portfolios

The judgments may arise as a result of civil litigation for (1) a subrogation claim; (2) an action for money lent; (3) personal injury; or (4) a myriad of other reasons: but once adjudicated they are basically all the same: an order of the court for money damages. A portfolio of judgments is a collection of such judgments that are bundled together for sale to a prospective purchaser.

The sources of the potential judgment purchase portfolios are almost as numerous as the reasons for the judgments as discussed above: (1) insurances companies; (2) banks, finance companies or other entities that extend credit to consumers and other purchasers for value; (3) individuals; and (4) other parties who have taken a judgment from the court (each, a "judgment creditor"). Judgments can now be purchased for pennies on the dollar either individually or in pools of several thousand to portfolios of several hundred million dollars in face and/or market value.

Historically, portfolios of credit card and finance paper have traded through brokers and other financial intermediaries for decades. We have noticed that the market is primarily comprised not only of pools of credit card receivables and other debt instruments, but had also begun to include portfolios or pools of judgments available for sale directly from large institutions, insurance companies, consumer finance companies and other mediums including brokers, dealers and segregators.

Each prospective portfolio is different and may be comprised of a large or small number of judgment debtors. The portfolio may consist of judgment debts of $2,500 or less, $10,000 or less, $25,000 or more and all points between. Our management is experienced in enforcing judgments across all three of the foregoing scenarios and is well aware of the obstacles to enforcement of each. Generally speaking, it is management's job to acquire only portfolios of judgments that will provide the most profit for the least cost.

Over time, diversification amongst asset classes (wage garnishment, bank account seizure or abstracts of judgment) as well as geographical, economic, and demographic considerations will become more important in defraying portfolio and economic risk. As these considerations grow, our management has the experience and technology to be up to the task. Maximum return, value enhancement and wealth creation are the cornerstones of our business plan. Our management will strive to maintain its image of professionalism, integrity and sound business practices while working to achieve the best results for our investors.

The market for pools or portfolios of judgments has grown and are readily available at any given time in a highly competitive and exacting marketplace. In fact, the market has grown to such an extent that buyers and sellers of debt now have trade organization such as DBA International, an association that has approximately 1,600 members. Members of our management team have been a member of DBA International since 2005. Also, professional organizations such as CAJP or the California Association of Judgment Professionals have sprung up. Members of our management have been early proponents and founding members of CAJP in its early years and continue to support both CAJP and its principles of professionalism.

Companies from all over the world purchase portfolios of judgments and repackage them according to what they perceive as their potential customers needs may be. Some portfolios can be purchased that have been segregated in a myriad of ways: by geographic area (such as zip code, county, state or region); by dollar value; by issuer; by various demographic attributes of the judgment debtors themselves; among other attributes.

Most portfolios distinguish between commercial and consumer and on occasion a consumer portfolio may include an isolated commercial judgment. With our proprietary automated servicing platform, we can easily distinguish between the two and can return the commercial judgment as a part of a provision allows us to return judgments that do not meet our requirements.

Alternatively, if an asset is identified for recovery, we may just enforce and recover on the commercial judgment. Either scenario is plausible. Judgment portfolios come in all shapes and sizes and to the untrained eye look very much the same.

Lessons Learned by FRAC Management

Our team of experienced managers have many years of combined experience enforcing judgments in 14 states. In most instances we have been able to accomplish the assignment, recordation and transfer of the judgments without need of local counsel. For example, if a judgment collection company were able to purchase judgments for enforcement at a cost of $0.05 on the dollar, that company would realize $0.95 of each dollar recovered. In management's experience, it is feasible that we can realize such a return.

Purchasing Portfolios of Judgments

We will require that all judgment purchases be made pursuant to a written contract that will include among other essential terms a provision in which we may, for a set period of time, return for credit or refund against the purchase price, judgments in which the judgment debtor has been adjudicated as bankrupt or deceased. This is only one of the many ways in which a purchase made only by written contract will be of benefit to us. Other benefits include arbitration of disputes, agreed upon remedies for breach by the other party as well as a complete list of judgments to be purchased.

Utilizing our proprietary automated servicing platform we are able to arrange judgments in a manner that enables us to determine the impediments to collection and their impact on a proposed portfolio investment. By its ability to identify the projected down side of a potential judgment purchase portfolio, we are able to steer clear from undesirable portfolios. Pricing decisions are based on identified values that are multiples of purchase price yet only a few select senior managers who make the final pricing decisions know the proprietary formula.

Our business is dependent upon our management and their ability to continue operating the automated proprietary servicing platform. Although the forms and procedures differ from state to state the process of collecting judgments are similar. In order to streamline this process, management developed procedures and automated the process by developing the automated servicing platform. By automating the process, margins are increased regardless of the origin of the judgment.

How the automated servicing platform works

Our proprietary automated servicing platform screening system searches multiple databases for relevant information on debtors and their judgments. Through this system we are able to access the following information:

- Matching social security numbers with the judgment names.
- Matching judgment name, death certificate and social security number.
- Matching current addresses with judgment name.
- Identifying judgment name with a name that is currently employed.
- Matching judgment name with bankruptcy discharges.
- Identifying judgment name with individuals who own property.

Though this system we are able to eliminate approximately one half of all judgments and persons associated with them. Of the remaining half, we typically have found that approximately 66% of these judgment debtors are either employed and/or own property – consisting of about 33% of the total portfolio.

Revenue Model

Our strategy is to take advantage of the opportunity in the judgment enforcement industry by implementing our business model developed to achieve larger economies of scale.

We expect to increase our revenues and cash flow by purchasing judgment portfolios and selectively identifying and pursuing those debtors who can pay by using our automated proprietary servicing platform instead of working on a contingency basis, where we share the collected judgment proceeds with the original judgment creditor.

These purchased portfolios are available at selling prices that we believe will have the potential for significant recurring revenue and the resulting profits.

When we purchase judgments for enforcement, we would be entitled to retain the full amount of the judgment collected, i.e. the company would keep $1.00 for each $1.00 collected. Accordingly, if we were able to purchase judgments for enforcement at a cost of $0.05 on the dollar, we would realize a $0.95 gross profit on each dollar recovered. In management's experience, it is feasible that we can realize such a return.

Challenges

One of the disadvantages of our business is cash flow. We estimate that it will take an average of approximately thirty-seven (37) months to fully satisfy a judgment dependent upon the ratio of wage garnishments ("EWO"s) to real property liens (an "Abstract of Judgment").

Based in part, on our management's experience at JR Group, a judgment being paid by EWO will commence cash flowing 2-4 months from the date of portfolio acquisition and a regular series of cash payments will continue with wage garnishment payments being received over a roughly 21-28 month period before all principal, accrued interest and costs are collected and the judgment is deemed fully paid or "satisfied".

Conversely, an Abstract of Judgment will typically be paid in cash, all at once including principal, accrued interest and costs before full satisfaction, however, the lead time for payment may run as long as 48-72 months: thus a judgment takes an average of 37 months to "satisfy". The ratio of EWOs to Abstracts of Judgment is the key ingredient that dictates the average time to fully collect/satisfy a judgment.

The EWO process results in near immediate cash flow (which is how the review of JR Group's judgment portfolio showed a 110.32% internal rate of return) in smaller but consistent payments which we believe will contribute to the return of our judgment portfolio in 18-22 months. On the other hand, Abstracts of Judgment create no continuing cash payments yet are generally paid in a single lump-sum cash payment at such time as the sale or refinance of the underlying real property. While the sale or refinance of the subject property is difficult to predict on an individual judgment basis, we estimate it can take 48-72 months based on historical data as adjusted for current economic trends. These estimates do not preclude, however, the earlier payment from an Abstract of Judgment.

Our financial model utilizes the KPI's (Key Performance Indicators) extrapolated from our historical results achieved by JR Group, however, our conservative approach does not provide for cash collection payments during the first six months following portfolio acquisition. This does not mean that there will not be cash collections within the first 6 months; it's just that they are statistically immaterial.

There are, however, aspects of our business that may partially offset this disadvantage.

We, like other businesses, are subject to fluctuations in general economic conditions and a constantly evolving competitive landscape, the nature of our business provides some insulation against those forces in the marketplace which are beyond our control. Based on management's experience at JR Group and the proprietary model, we anticipate that we will be able to predict, with reasonable accuracy, the minimum revenue we can expect to generate from any given portfolio of judgments before we purchase the portfolio.

Furthermore, in management's experience operating the Proprietary Automated Servicing Platform while with JR Group, cash flow (payments from judgments being collected upon) commences in the first 2-4 months following the portfolio purchase. A judgment being paid by EWO will commence cash flowing (wage garnishment payments begin coming in) 2-4 months from the date of portfolio acquisition and a regular series of cash payments will continue with garnishment payments being received over a roughly 21-28 month period before all principal, accrued interest and costs are collected and the judgment is deemed fully paid or "satisfied". Conversely, an Abstract will typically be paid in cash all at once including principal, accrued interest and costs before full satisfaction but the lead time for payment may run as long as 48-72 months: thus the statement that a judgment takes an average of 37 months to "satisfy". The ratio of EWOs to Abstracts is the key ingredient that dictates the average time to fully collect/satisfy a judgment.

The EWO process results in near immediate cash flow (which is how our track record shows a 110.32% IRR) in smaller but consistent payments which contribute to the return of substantially all of our investment in the entire portfolio in 18-22 months. The Abstract on the other hand creates no continuing cash payments but is generally paid in a single lump-sum cash payment at such time as the occurrence of a sale or refinance of the underlying real property. While the sale or refinance that results in a cash payoff is impossible to predict on an individual judgment by judgment basis, it can be predicted to take 48-72 months based on historical data as adjusted for current economic trends. This does not mean that we might not see a payment from an Abstract on the very next day following the portfolio acquisition, but the ability to model cash payments for each Abstract of Judgment on an individual basis is impossible.

Intellectual Property

We regard our servicing platform as proprietary and rely on a combination of trade secret law and nondisclosure agreements to protect our intellectual property rights. We do not have any patent, copyright or trademark protection on our intellectual property.

Property

We do not currently own any real property. We rent an office located at 1228 South Main Street, Lakeport, California 95453 occupying approximately 2,100 square feet and an office located at 677 Pleasant Valley Rd., Suite B, Diamond Springs, California 95619 occupying approximately 800 square feet. Both leases are month to month tenancies and both are from unrelated third parties. We believe our current space is adequate for our operations at this time.

Employees

We presently have three (3) full-time employees and two (2) part-time employees, Messrs. Michael J. Leseney, Mark McDougal, Ms. Tessie Saich, Jeff Saich and Mrs. Linda Inong. We are dependent upon each employee for implementation of our business plans.

USE OF PROCEEDS

We estimate that our net proceeds, after deducting the estimated expenses related to this offering, assuming all shares of 9% Series A Convertible Preferred Stock are sold, will be approximately $5,000,000 (based on an assumed offering price of $1.00 per share). We intend to use the estimated net proceeds in the priority set forth below within the first 12 months after completion of this offering:

Expected use of proceeds	Approximate Amount	Percent of Net Proceeds
Judgment portfolio acquisitions Payment of Promissory Note due Dec. 31, 2015	$ 600,000	12%
	$ 300,000	6%
General Working Capital for Operations	$ 4,100,000	82%
Total proceeds expected from this offering	$ 5,000,000	100%

In the event that the Company sells 25% or 50% of the shares of 9% Series A Convertible Preferred Stock being offered, it expects to disburse the net proceeds as follows:

Approximate	Percent

		Amount	of Net Proceeds
Expected use of proceeds			
Judgment portfolio acquisitions	$	600,000	24%
Payment of Promissory Note due Dec. 31, 2015	$	300,000	12%
General Working Capital for Operations	$	1,600,000	64%
Total proceeds expected from this offering	$	2,500,000	100%

		Approximate Amount	Percent of Net Proceeds
Expected use of proceeds	$		
Judgment portfolio acquisitions	$	600,000	48%
Payment of Promissory Note due Dec. 31, 2015		300,000	24%
General Working Capital for Operations	$	350,000	28%
Total proceeds expected from this offering	$	1,250,000	100%

In the event we do not raise a sufficient amount of funds in this offering, we currently have no other plans to finance our proposed expansion.

This use of proceeds represents the Company's best estimate of its allocation of net proceeds based upon its current business operations. Its current business plans and current economic and business conditions and is subject to reallocation among the categories listed above.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

- on an actual basis; and
- on a pro forma basis at varying levels to give effect to our sale of shares of 9% Series A Convertible Preferred Stock at an offering price of $1.00 per share pursuant to this offering if 100%, 50% and 25% of the shares of 9% Series A Preferred Stock are sold and the application of the estimated net proceeds from this offering.

You should read the information in this table along with the "Management's Discussion and Analysis of Certain Relevant Factors" and our unaudited financial statements and related notes contained in this offering circular.

	As of March 31, 2014	Pro forma at varying levels of unit sales as of March 31, 2014		
		100%	50%	25%
ASSETS				
Current Assets				
Cash	$ 8,534	$ 5,008,534	$ 2,508,534	$ 1,258,534
Prepaid Expenses & Other Current Assets	2,671	2,671	2,671	2,671
Total Current Assets	11,205	5,011,205	2,511,205	1,261,205
Fixed Assets				
Property, Plant and Equipment	300,000	300,000	300,000	300,000
Accumulated Depreciation	(135,000)	(135,000)	(135,000)	(135,000)
Net Fixed Assets	165,000	165,000	165,000	165,000
Other Assets				
Deferred Offering Costs	26,134	26,134	26,134	26,134
Total Other Assets	26,134	26,134	26,134	26,134
TOTAL ASSETS	202,339	5,202,339	2,702,339	1,452,339
LIABILITIES				
Current Liabilities				
Advances Payable - Officers	56,015	56,015	56,015	56,015
Payroll Payable	67,002	67,002	67,002	67,002
Payroll Taxes Payable	24,962	24,962	24,962	24,962
Due to Affiliates	39,600	39,600	39,600	39,600
Accounting & Payroll	39,520	39,520	39,520	39,520
Accred Interest	75,347	75,347	75,347	75,347
Note Payable - Related Party Current Portion	300,000	300,000	300,000	300,000
Total Current Liabilities	602,446	602,446	602,446	602,446
Stockholders' Equity (Deficit)				
Series A Convertible Preferred Stock, $0.001 par value, pro forma authorized, 5,000,000, 2,500,000 and 1,250,000,	-	5,000	2,500	1,250
Common Stock, $0.001 par value, 300,000,000 shares authorized 95,000,000 shares issued and outstanding at March	950	950	950	950
Additional Paid in Capital	8,550	5,003,550	2,506,050	1,257,300
Equity (Deficit)	(409,607)	(409,607)	(409,607)	(409,607)
Total Stockholders' Equity (Deficit)	(400,107)	4,599,893	2,099,893	849,893
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 202,339	$ 5,202,339	$ 2,702,339	$ 1,452,339

NOTE: AFTER REVIEW OF THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

IMPLICIT POST-OFFERING VALUE

If all shares of the 9% Series A Convertible Preferred Stock are sold, there would 5,000,000 shares of 9% Series A Convertible Preferred Stock outstanding convertible from issuance until three (3) years thereafter into 95,000,000 shares of common stock with 95,000,000 shares of common stock currently outstanding. At $0.0526 per common share, this would be an implied market value of $9,440,000 ($.0526 x 190,000,000 shares = $9,440,000).

DILUTION

The difference between the offering price per share of the 9% Series A Convertible Preferred Stock (assuming conversion into common stock) and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to purchasers in this offering. Net tangible book value per share is determined by dividing our tangible book value, which is our tangible assets less total liabilities, by the number of outstanding shares of our common stock on an as converted basis. At March 31, 2014, our net tangible book value was ($400,107), or approximately ($0.0042) per share of common stock giving effect to the conversion of our 9% Series A Convertible Preferred Stock. After giving effect to the sale of 5,000,000 shares of 9% Series A Convertible Preferred Stock and the conversion of those shares into 95,000,000 shares of common stock, our pro forma net tangible book value at March 31, 2014 is $4,599,893 or $0.242 per share, representing an immediate increase in net tangible book value of $0.0284 per share to the existing shareholders and an immediate dilution of $0.0284 per share, or 54%, to purchasers in this offering.

The following table illustrates the dilution to the purchasers in this offering on a per-share basis as if the offering had occurred on March 31, 2014, assuming the conversion of 5,000,000 shares of the 9% Series A Convertible Preferred Stock into 95,000,000 shares of common stock:

		March 31 , 2014
Offering price of the 9% Series A Preferred Stock	$	5,000,000
Offering price of common share portion of each share		0.0526
Net tangible book value before this offering		(400,107)
Increase attributable to purchasers in this offering		5,000,000)
Pro forma net tangible book value after this offering		4,599,893
Dilution to purchasers in this offering	$	2,299,947

INVESTOR PERCENTAGE OWNERSHIP

If all shares of the 9% Series A Convertible Preferred Stock are sold in this offering, there would be 5,000,000 shares of 9% Series A Preferred Stock outstanding that would be convertible into 95,000,000 shares of common stock and current shareholders would own 95,000,000 shares of common stock. Thus, investors in this offering would own 50 % of the outstanding common stock if converted prior to the expiration of the 3rd year following this offering.

THE OFFERING

We are offering and selling to potential investors a maximum of 5,000,000 shares of our 9% Series A Convertible Preferred Stock for a purchase price of $1.00 per share. Each share shall have a stated value of $1.00 per share. Each share of our 9% Series A Convertible Preferred Stock may be converted in shares of our common stock at the option of the holder at the following conversion ratios: (i) on the date of original issuance until three years thereafter, 19 shares of the our common stock for each share of 9% Series A Convertible Preferred Stock and (ii) at any time between three years after original issuance and one year thereafter, 16.15 shares of the our common stock for each share of 9% Series A Convertible Preferred Stock. Unless otherwise converted into share of common stock pursuant to paragraph (i) or (ii) above, at the expiration of five years following the date of original issuance, each share of 9% Series A Convertible Preferred Stock outstanding shall automatically convert into 14.25 shares of our common stock. All conversion ratios are subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. Dividends on the 9% Series A Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee of the board of directors, at an annual rate of 9.00% on the stated value of $1.00 per share,

The 9% Series A Convertible Preferred Stock will be offered on a direct primary, a self-underwritten basis (that is without the use of a broker-dealer) by our officers and directors during the offering period discussed below to a maximum number of 5,000,000. However, we reserve the right to engage a registered broker dealer to sell the securities on our behalf. We will begin offers and sales of our 9% Series A Convertible Preferred Stock on [__], 2014 through and including the sooner of a) the sale of all of the shares offered are sold or b) [____________], 2015, unless the offering is extended at our sole discretion (the "Offering Period"). Our board of directors shall be able, in its discretion, to terminate the offering at any time. Within the Offering Period, we may accept some or all of the subscriptions received as of the date received. There is no minimum amount of 9% Series A Convertible Preferred Stock to be purchased, and subscriptions, once received and accepted, are irrevocable. Any subscription may be rejected by us in whole or in part, but no subscription may be revoked by the subscriber except as provided for in this Offering Circular. If a subscription is not accepted, the subscription amount will be returned without interest.

We reserve the right to accept or reject your subscription in whole or in part. Our acceptance of your subscription agreement is effective when we countersign it, for the amount of shares of 9% Series A Convertible Preferred Stock we set forth next to our signature depending on the investment amount. If we accept your subscription agreement, we will provide you with a confirmation of your purchase. If we do not accept your subscription, your purchase payment will be returned to you, without interest, within 30 days of our non-acceptance.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our directors, executive officers and significant employees:

Name	Age	Title
Michael Leseney	73	Chief Executive Officer and Chairman of Board
Mark McDougal	58	Senior Vice President and Director
Tessie Saich	51	Senior Vice President and Director
Jeff Saich	50	Vice President
Jon LaVine	69	Director
Ronald G. Crane	67	Director

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Our Board of Directors appoints officers annually and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

Michael J. Leseney. Mr. Leseney has served as our Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in 2010 and is the founding member of FRAC's management team. Michael was a pioneer in the judgment recovery industry's formative years. Having a keen talent for bringing exceptional people together, he is a founding member of the California Association of Judgment Professionals ("CAJP"), a trade association for judgment enforcers nationwide.

He was instrumental in assembling FRAC's team of experienced business managers, drawing upon years of past business relationships. In 1999, he led the management team in its 2-year statewide due diligence investigation of the judgment recovery industry. In 2005, Mr. Leseney was invited to become a member of the elite trade organization, DBA International *(formerly known as the Debt Buyers' Association).*

Following his graduation from Claremont College in California in 1963, Mr. Leseney was employed by Ernest W. Hahn, Inc. ("Hahn"), a publicly traded company and one of the largest commercial property developers in the country. During his 11-year tenure with Hahn, he rose from a position in the Accounting Department to Executive Vice President and a member of the Board of Directors.

While with Hahn, Michael had responsibility for the Construction, Finance and Property Management Departments and was responsible for the financing and sale of 21 million square feet of regional shopping centers having a then total market value in excess of $1 billion. Additionally, Mr. Leseney also served as President of Hahn International based in Madrid, Spain as well as Market Malls of Canada based in Vancouver, B.C. He also co-founded First West Companies, a full range real estate and development company. First West Companies and/or Mr. Leseney, as general partners, formed various limited partnerships that acquired, developed and sold commercial real estate valued in excess of $410 million. In 1999, Mr. Leseney co-founded a judgment recovery business, JR Group, in which he currently serves as its Manager.

It was under Mr. Leseney's leadership that FRAC's management team while at JR Group achieved its stellar results of multiple portfolio acquisitions coupled with reliable recovery methods that yielded a 110.32% IRR and 6.65 x turn on invested capital.

Mark McDougal. Mr. McDougal has served as our Director, Secretary and Senior Vice President since the Company's inception in 2010. Mr. McDougal serves FRAC, as our chief business development, portfolio acquisitions and financial planning officer. Mr. McDougal's experience in the judgment recovery industry began in 1999, after being introduced to the industry by Mr. Leseney. In 2000, he left investment banker Morgan Stanley to join Mr. Leseney in his statewide due diligence investigation of the industry. Mark served for a number of years as a judgment enforcer, responsible for obtaining and enforcing Writs of Execution, Abstracts of Judgment and other enforcement instruments issued by the court(s). He is responsible for hundreds of enforcement actions on judgment debtors' assets having successfully enforced Earnings Withholding Orders, Notices of Levy and recorded Abstracts of Judgment in multiple venues and across varied jurisdictions.

In addition to his judgment enforcement activities and in conjunction with FRAC's other highly experienced managers was responsible for identifying, documenting, acquiring and administering multiple portfolios of judgments over 14 states. The results achieved by predecessor entity JR Group have indicated over $7 million collected with a 110.32% internal rate of return and a 6.65 x turn on invested capital. Mr. McDougal has been a member of DBA International since 2005.

In 1989, Mr. McDougal joined Mr. Leseney in First West Companies and First West Canada Capital Corp. where he was responsible for acquiring, financing, restructuring and managing partnership interests as well as real property assets valued in excess of $500 million. He was responsible for direction of the property management function and oversaw a staff of 200 managers. He coordinated and directed three national title companies and two international law firms in title matters with respect to First West's acquisition of asset management contracts for a 65 property commercial real estate portfolio spread across 18 states.

In 1998, Mr. McDougal joined investment banker Morgan Stanley where he served as a Financial Advisor having been invested by Federal and State regulatory authorities with 9% Series 7, 31, 63, 65, and California Life Agent licenses. Mr. McDougal rejoined Mr. Leseney in 2000 as vice president of JR Group during the development stages of the servicing platform.

Tessie Saich. Ms. Saich has served as our Director, Assistant Secretary and Senior Vice President since the Company's inception in 2010. She is responsible for the Vendor Coordination, Judgment Enforcement, and Document Tracking Divisions as well as managing our Court Liaison office.

Ms. Saich was previously a Division Manager with JR Group in which she administered all legal documentation and enforcement instruments including EWOs, Notices of Levy and Abstracts of Judgment. Being an integral member of the management team that developed the proprietary automated servicing platform. Ms. Saich was a consistent performer bringing her projects in on time and under budget while at JR Group. She is further responsible for managing our AIP System, Screening and Research departments.

Ms. Saich previously held Operational Management positions with contract manufacturers including subsidiaries of Avery Dennison Corporation since 1994. She joined JR Group in 2000.

Jon LaVine. Mr. LaVine has served as a director since the Company's inception in 2010. Mr. LaVine attended the University of California, Berkeley, and graduated from California State University, Northridge with a Bachelor of Science Degree in Accounting. Upon graduation, Mr. LaVine joined the firm of Kenneth Leventhal & Company, CPAs, where he earned his CPA certificate. In 1974, Mr. LaVine started his own CPA practice, which he continues today.

Ronald G. Crane. Mr. Crane has served as our director since the Company's inception in 2010. Mr. Crane has more than thirty (30) years of executive responsibility owning and managing companies and is current Managing Director at DCA Partners where he heads mergers and acquisitions for the firm. Mr. Crane was the President and CEO of Watson General Corp, a public company in the remote environmental monitoring business that was sold to Danaher Corporation. Mr. Crane was a General Manager of Pro Data, an information technology services company that was sold to a larger national firm. Mr. Crane was also a Vice President with Electronic Data Systems (EDS) and a Principal and Partner at Sartoris, Inc., a national governmental software solutions company that was sold to EDS.

Jeff Saich. Mr. Saich has been our Vice President of Collections since the Company's inception in 2010. After holding a number of Sales/Management positions with some of the largest United States food distributors and national restaurant chains, Mr. Saich entered the judgment recovery industry in 2001 as a judgment enforcer with JR Group.

Mr. Saich has worked the skip tracing desk where he developed a reputation for his uncanny ability to realize upon judgment debtors' assets that were not readily apparent. With his strong work ethic, perseverance and never ending desire to "get his man", Mr. Saich achieved in excess of $3.2 million in collections while with JR Group. Mr. Saich is responsible for skip tracing, judgment enforcement and the hiring and training of our new judgment enforcers.

Family Relationships. Tessie Saich, our Assistant Secretary, Senior Vice President and Director is the daughter of our Chief Executive Officer Michael J. Leseney. Jeff Saich, our Vice President of Collections is married to Tessie Saich.

REMUNERATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2013, no compensation was paid to the three individuals listed below. It is anticipated that once FRAC enters its operational stage and generates sufficient cash flow that the aggregate remuneration of our three highest paid executive officers and directors will be as follows: No non-cash compensation.

Name	Capacities in remuneration was received	Aggregate remuneration
Michael Leseney	Chief Executive Officer and Chairman of Board	$150,000
Mark McDougal	Senior Vice President and Director	$ 60,000
Tessie Saich	Senior Vice President and Director	$ 60,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company has not issued any stock options to any current or past employees, or any consultants.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of the date of this Offering Circular, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of our outstanding common stock. Also included are the shares held by all executive officers and directors as a group.

Name and Address of Owner	Shares	Percentage
Michael J. Leseney 1228 S. Main Street Lakeport, California 95453	58,000,000	61.05%
Jon LaVine 26691 Plaza Drive, Suite 222 Mission Viejo, California 92691	7,000,000	7.37%
Tessie Saich 677 Pleasant Valley Road, Suite B Diamond Springs, California 95619	10,000,000	10.53%
Jeff Saich 677 Pleasant Valley Road, Suite B Diamond Springs, California 95619	7,000,000	7.37%
Mark McDougal 1228 S. Main Street Lakeport, CA 95453	10,000,000	10.53%
All Directors and Officers as a Group	92,000,000	96.85%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transactions

On December 31, 2011, the Company purchased the due diligence and servicing system ("Servicing Platform") from JR Group ("JR Group") and issued a secured promissory note for $300,000. The promissory note accrues interest at the rate of 10% per annum and is secured by the Servicing Platform and is due December 31, 2015. If we default on the secured promissory note, then JR Group may repurchase the automated servicing platform technology for $10,000 and the Company will not be able to proceed with its business plan.

Mr. Leseney our Chief Executive Officer and Chairman is the managing member and 28% owner of JR Group.

DESCRIPTION OF SECURITIES

General

We were incorporated in California on November 8, 2010. On April 24, 2014, we amended our Articles of Incorporation such that we now have authorized: (i) 300,000,000 shares of common stock, $.001 par value per share and (ii) 5,000,000 shares of preferred stock, of which 5,000,000 are, designated 9% Series A Preferred Stock.

As of the date of this Offering Circular, we have outstanding 95,000,000 shares of common stock and no shares of 9% Series A Convertible Preferred Stock.

The transfer agent and registrar for our common stock is VStock Transfer Company.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have any cumulative-voting rights. Common stockholders are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available therefrom. Holders of common stock do not have any preemptive right to purchase shares of common stock. There are no conversion rights or sinking-fund provisions for or applicable to our common stock

However, the securities covered by this Form 1-A include: (i) the 5,000,000 shares of Series A Convertible Preferred Stock, and (ii) the common shares into which the shares of such preferred stock is convertible.

9% Series A Convertible Preferred Stock

The terms of the 9% Series A Convertible Preferred Stock, set forth in the May 2, 2014 Amendment to our Articles of Incorporation, provide that each share of 9% Series A Convertible Preferred Stock may be converted into shares of our common stock at the option of the holder at the following conversion ratios: (i) on the date of original issuance until three years thereafter, 19 shares of the Company's common stock for each share of 9% Series A Convertible Preferred Stock and (ii) at any time between three years after original issuance and one year thereafter, 16.15 shares of the Company's common stock for each share of 9% Series A Convertible Preferred Stock. Unless otherwise converted into shares of common stock pursuant to paragraph (i) or (ii) above, at the expiration of five years following the date of original issuance, each share of 9% Series A Convertible Preferred Stock outstanding shall automatically convert into 14.25 shares of our common stock. All conversion ratios are subject to proportional adjustment in the event of stock splits, stock dividends and similar corporate events. Dividends on this 9% Series A Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $1.00 per share.

The shares of 9% Series A Convertible Preferred Stock are entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock and any other 9% Series or class of preferred stock which is junior to the 9% Series A convertible preferred stock, the sum of $1.00 per share of 9% Series A Convertible Preferred Stock, plus accrued dividends. The number of shares of our common stock into which each share of our 9% Series A convertible preferred stock is convertible shall be proportional adjusted in the event of stock splits, stock dividends and similar corporate events. Holders of the 9% Series A Convertible Preferred Stock shall not be entitled to vote on any matters that come before the shareholders of common stock of the Company.

Dividends

The Company has never declared or paid cash dividends on its common stock or 9% Series A Convertible Preferred Stock. Dividends on this 9% Series A Convertible Preferred Stock will be payable on a cumulative basis (i.e., calculated retroactively to the issuance date of the preferred stock) when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $1.00 per share.

LITIGATION

Although we may become subject to litigation or other legal proceedings from time to time in the ordinary course of our business, we are not a party to any pending legal proceedings and are not aware of any material threatened legal proceeding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

The company has been in a research and development phase since inception. Losses were to be expected before the execution of the business plan. Management's plan and intent for investors ("Investors") in the Company's 9% Series A Convertible Preferred Stock is to provide a vehicle for investors to participate in the development of the Company's operations. Management recognizes the Company's need for capital is paramount to its future success. As soon as is practicable following the 2nd year of operations, management intends to seek a listing for the Company's common stock shares with the OTC Markets Group with an eye to a listing on the OTCQB. Management believes that the key to achieving success lie in our ability to acquire quality portfolios of court-awarded civil judgments in sufficient quantity to meet the prospects set forth in our Business Plan.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 2014
TO JUNE 30, 2014

UNAUDITED

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
UNAUDITED

	June 30, 2014
Current Assets	
Cash	1,790
Prepaid expenses and other current assets	1,835
Total Current Assets	3,625
Fixed Assets	
Property, Plant, Equipment	300,000
Accumulated Depreciation	(150,000)
Net Fixed Assets	150,000
Other Assets	
Deferred Offering Costs	32,809
Total Other Assets	32,809
TOTAL ASSETS	186,434
Current Liabilities	
Advances payable - officers	56,015
Payroll Payable	67,002
Payroll Taxes Payable	24,962
Proceeds from Affiliates	41,450
Legal and Accounting Payable	39,520
Accrued Interest	83,719
Note Payable, related party	300,000
Total Current Liabilities	612,668
Stockholders' Equity (Deficit)	
Common stock, $0.0001 par value, 300,000,000 shares authorized 95,000,000 shares issued and outstanding at June 30, 2014	950
Additional paid in capital	8,550
(Deficit) accumulated during the development stage	(435,734)
Total Stockholders' Equity (Deficit)	(426,234)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	186,434

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS

UNAUDITED

	December 31, 2013 to June 30, 2014	November 8, 2010 (inception) to June 30, 2014
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
Organizational Costs Expense	-	195,153
Interest Expense	6,327	72,327
General and Administrative Expenses	8,182	16,364
Consulting Expense	1,890	1,890
Depreciation Expense	30,000	150,000
Total Operating Expenses	46,399	435,734
Loss from Operations	(46,399)	(435,734)
		-
Other Income (Expenses)	-	-
Interest Income	-	-
	-	-
Net (Loss)	(46,399)	(435,734)
Weighted Average Common Shares Outstanding - basic and diluted	95,000,000	
Net (Loss) per Common Share - basic and diluted	(0.0005)	

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
For the Period from January 1, 2014 to June 30, 2014
UNAUDITED

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	TOTAL
Balance at December 31, 2013	950,000	$ 950	$ 8,550	$ (389,335)	$ (379,835)
Net (Loss)	-	-	-	(46,399)	(46,399)
Stock Split May 2, 2014	94,050,000				
Balance at June 30, 2014	95,000,000	$ 950	$ 8,550	$ (435,734)	$ (426,234)

Footnote:

On April 24, 2014 the Board of Directors adopted a resolution to amend the corporation's Articles of Incorporation to increase the number of shares of common stock previously authorized from 10,000,000 to 300,000,000 and outstanding from 950,000 to 95,000,000 shares. Further on May 2, 2014 the Certificate of Amendment was filed with the California Secretary of State.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Period from January 1, 2014 to June 30, 2014
UNAUDITED

Cash Flows from Operating Activities	
Net Loss	(46,399.00)
Changes in Assets and Liabilities	
Prepaid Expenses and Other Current Assets	836.00
Payroll Payable	-
Payroll Taxes Payable	-
Legal and Accounting Payable	6,000.00
Accrued Interest	18,028.00
Depreciation Expense	30,000.00
Net Cash Used in Operating Activities	8,465.00
Cash Flows from Investing Activities	
Acquisition of Property and Equipment	-
Deferred Offering Costs	(6,675.00)
Net Cash Used in Investing Activities	(6,675.00)
Cash Flows from Financing Activities	
Proceeds from Note Payable	-
Proceeds from Advances Payable - Officers	-
Proceeds from Affiliates	-
Proceeds from Issuing Common Stock	-
Proceeds from Additional Paid in Capital	-
Net Cash Provided by Financing Activities	-
Net Increase (Decrease) in Cash	1,790.00
Cash - Beginning of Period	-
Cash - End of Period	1,790.00

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a development stage company engaged in the business of judgment recovery. The Company will use a proprietary screening, pricing, due diligence and servicing platform to review judgment portfolios and assess which judgments have the highest likelihood of collections success. The Company will acquire portfolios of court-awarded civil judgments at a price per dollar of face amount purchased ranging from $0.01 to $0.25. It will then pursue collection of these awarded and secured judgments.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with U.S. generally accepted accounting principles. Those estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Basis of Presentation

The Company has prepared the financial statements in accordance with accounting principles generally accepted in the United States of America.

Effective September 30, 2009, the Financial Accounting Standards Board ("FASB") established The FASB Accounting Standards Codification ("ASC") (formerly Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Development Stage Company

As defined by ASC Topic 915, "Development Stage Entities" (formerly SFAS 7, "Accounting and Reporting by Development Stage Enterprises"), the Company is devoting substantially all of its present efforts to developing its business. All losses accumulated since inception have been considered as part of the Company's development stage activities. Costs of start-up activities, including organizational costs, are expensed as incurred.

Cash and Cash Equivalents

The Company considers cash in banks, deposits in transit, and highly-liquid debt instruments with original maturities of three months or less to be cash and cash equivalents.

Organizational Costs

Organizational costs are stated at cost.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture, software and equipment is computed by the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized by the straight-line method over the life of the improvement or the term of the lease, whichever is shorter. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 2 - ADVANCES PAYABLE

Certain officers and shareholders of the Company advanced monies to the Company in the amount of $56,015 to pay for certain organizational and other start-up costs.

NOTE 3 - RELATED PARTY NOTES PAYABLE

On December 31, 2011 the Company purchased the due diligence and servicing system ("Servicing Platform") and entered into a promissory note for $300,000 to JR Group. The promissory note bears interest at the rate of 10% per annum and is secured by the Servicing Platform. The purchase of the Servicing Platform was from a related party in that the CEO and President of the Company is also a member of the entity that sold the Servicing Platform to the Company. Management of the Company has asserted that the transaction was at arm's length and negotiated in good faith and valued at $300,000. The promissory note is due and payable on December 31, 2015.

NOTE 4 - INCOME TAXES

The Company provides for income taxes under ASC Topic 740, "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"), which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates. A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized. As of June 30, 2014 there were no provisions for taxes or deferred taxes,

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

The total number of authorized shares of preferred stock that may be issued by the Company is 5,000,000 with a par value of $0.0001 per share. There are no preferred shares issued and outstanding. The total number of authorized shares of common stock that may be issued by the Company is 10,000,000 with a par value of $0.0001 per share. During December 2010 the Company issued 950,000 common shares for $9,500. As of June 30, 2014 the Company has 95,000,000 common shares issued and outstanding. On April 24, 2014 the Board of Directors adopted a resolution to amend the corporation's Articles of Incorporation to increase the number of shares of common stock previously authorized from 10,000,000 to 300,000,000 and outstanding from 950,000 to 95,000,000 shares. Further on May 2, 2014 the Certificate of Amendment was filed with the California Secretary of State.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 6 - ISSUANCE OF STOCK FOR NON-CASH CONSIDERATION

The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of ASC Topic 505-50, "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* and EITF No. 00-18, *Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees).* The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. As of June 30, 2014 no such issuance of stock for goods or services has occurred.

NOTE 7 - CONTINGENCIES

Going Concern

To date, the Company has not generated any revenues. The ability of the Company to initiate operations depends upon its ability to raise additional funds through equity financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable or at all. If the Company cannot raise the funds for implementing the business plan then the Company may be forced to curtail or cease activities. All of these factors cause substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after June 30, 2014. The promissory Note referred in Note 3 was extended by the Board of Directors on July 23, 2014 to mature on December 31, 2015.

NOTE 9 – STATEMENT OF OPERATIONS

In the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included and all such adjustments are of a normal, recurring nature.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 2013
TO DECEMBER 31, 2013

UNAUDITED

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
UNAUDITED

	December 31, 2013
Current Assets	
Cash	-
Prepaid expenses and other current assets	2,671
Total Current Assets	2,671
Fixed Assets	
Property, Plant, Equipment	300,000
Accumulated Depreciation	(120,000)
Net Fixed Assets	180,000
Other Assets	
Deferred Offering Costs	26,134
Total Other Assets	26,134
TOTAL ASSETS	208,805
Current Liabilities	
Advances payable - officers	56,015
Payroll Payable	67,002
Payroll Taxes Payable	24,653
Proceeds from Affiliates	41,450
Legal and Accounting Payable	33,520
Accrued Interest	66,000
Note Payable, related party	300,000
Total Current Liabilities	588,640
Stockholders' Equity (Deficit)	
Common stock, $0.001 par value, 10,000,000 shares authorized 950,000 shares issued and outstanding at December 31, 2013	950
Additional paid in capital	8,550
(Deficit) accumulated during the development stage	(389,335)
Total Stockholders' Equity (Deficit)	(379,835)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	208,805

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED

	Year End December 31, 2013	November 8, 2010 (inception) to December 31, 2013
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
Organizational Costs Expense	-	195,153
Interest Expense	33,000	66,000
General and Administrative Expenses	-	8,182
Consulting Expense	-	-
Depreciation Expense	60,000	120,000
Total Operating Expenses	93,000	389,335
Loss from Operations	(93,000)	(389,335)
		-
Other Income (Expenses)	-	-
Interest Income	-	-
	-	-
Net (Loss)	(93,000)	(389,335)
Weighted Average Common Shares Outstanding - basic and diluted	950,000	
Net (Loss) per Common Share - basic and diluted	(0.10)	

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
For the Period from January 1, 2013 to December 31, 2013
UNAUDITED

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	TOTAL
Balance at December 31, 2012	950,000	$ 950	$ 8,550	$ (296,335)	$ (286,835)
Net (Loss)	-	-	-	(93,000)	(93,000)
Balance December 31, 2013	950,000	$ 950	$ 8,550	$ (389,335)	$ (379,835)

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Period from January 1, 2013 to December 31, 2013
UNAUDITED

Cash Flows from Operating Activities	
Net Loss	(93,000.00)
Changes in Assets and Liabilities	
Prepaid Expenses and Other Current Assets	(836.00)
Payroll Payable	-
Payroll Taxes Payable	-
Legal and Accounting Payable	836.00
Accrued Interest	33,000.00
Depreciation Expense	60,000.00
Net Cash Used in Operating Activities	-
Cash Flows from Investing Activities	
Acquisition of Property and Equipment	-
Deferred Offering Costs	-
Net Cash Used in Investing Activities	-
Cash Flows from Financing Activities	
Proceeds from Note Payable	-
Proceeds from Advances Payable - Officers	-
Proceeds from Affiliates	-
Proceeds from Issuing Common Stock	-
Proceeds from Additional Paid in Capital	-
Net Cash Provided by Financing Activities	-
Net Increase (Decrease) in Cash	-
Cash - Beginning of Period	-
Cash - End of Period	-

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a development stage company engaged in the business of judgment recovery. The Company will use a proprietary screening, pricing, due diligence and servicing platform to review judgment portfolios and assess which judgments have the highest likelihood of collections success. The Company will acquire portfolios of court-awarded civil judgments at a price per dollar of face amount purchased ranging from $0.01 to $0.25. It will then pursue collection of these awarded and secured judgments.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with U.S. generally accepted accounting principles. Those estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Basis of Presentation

The Company has prepared the financial statements in accordance with accounting principles generally accepted in the United States of America.

Effective September 30, 2009, the Financial Accounting Standards Board ("FASB") established The FASB Accounting Standards Codification ("ASC") (formerly Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Development Stage Company

As defined by ASC Topic 915, "Development Stage Entities" (formerly SFAS 7, "Accounting and Reporting by Development Stage Enterprises"), the Company is devoting substantially all of its present efforts to developing its business. All losses accumulated since inception have been considered as part of the Company's development stage activities. Costs of start-up activities, including organizational costs, are expensed as incurred.

Cash and Cash Equivalents

The Company considers cash in banks, deposits in transit, and highly-liquid debt instruments with original maturities of three months or less to be cash and cash equivalents.

Organizational Costs

Organizational costs are stated at cost.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture, software and equipment is computed by the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized by the straight-line method over the life of the improvement or the term of the lease, whichever is shorter. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 2 - ADVANCES PAYABLE

Certain officers and shareholders of the Company advanced monies to the Company in the amount of $56,015 to pay for certain organizational and other start-up costs.

NOTE 3 - RELATED PARTY NOTES PAYABLE

On December 31, 2011 the Company purchased the due diligence and servicing system ("Servicing Platform") and entered into a promissory note for $300,000 to JR Group. The promissory note bears interest at the rate of 10% per annum and is secured by the Servicing Platform. The purchase of the Servicing Platform was from a related party in that the CEO and President of the Company is also a member of the entity that sold the Servicing Platform to the Company. Management of the Company has asserted that the transaction was at arm's length and negotiated in good faith and valued at $300,000. The promissory note is due and payable on December 31, 2014.

NOTE 4 - INCOME TAXES

The Company provides for income taxes under ASC Topic 740, "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"), which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates. A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2013 there were no provisions for taxes or deferred taxes.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

The total number of authorized shares of common stock that may be issued by the Company is 10,000,000 with a par value of $0.001 per share. During December 2010 the Company issued 950,000 common shares for $9,500.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 6 - ISSUANCE OF STOCK FOR NON-CASH CONSIDERATION

The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of ASC Topic 505-50, "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* and EITF No. 00-18, *Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees).* The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. As of December 31, 2013 no such issuance of stock for goods or services has occurred.

NOTE 7 - CONTINGENCIES

Going Concern

To date, the Company has not generated any revenues. The ability of the Company to initiate operations depends upon its ability to raise additional funds through equity financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable or at all. If the Company cannot raise the funds for implementing the business plan then the Company may be forced to curtail or cease activities. All of these factors cause substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2013. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 2012
TO DECEMBER 31, 2012

UNAUDITED

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
UNAUDITED

	December 31, 2012
Current Assets	
Cash	-
Prepaid expenses and other current assets	1,835
Total Current Assets	1,835
Fixed Assets	
Property, Plant, Equipment	300,000
Accumulated Depreciation	(60,000)
Net Fixed Assets	240,000
Other Assets	
Deferred Offering Costs	26,134
Total Other Assets	26,134
TOTAL ASSETS	267,969
Current Liabilities	
Advances payable - officers	56,015
Payroll Payable	67,002
Payroll Taxes Payable	24,962
Proceeds from Affiliates	41,450
Legal and Accounting Payable	32,375
Accrued Interest	33,000
Note Payable, related party	300,000
Total Current Liabilities	554,804
Stockholders' Equity (Deficit)	
Common stock, $0.001 par value, 10,000,000 shares authorized 950,000 shares issued and outstanding at December 31, 2012	950
Additional paid in capital	8,550
(Deficit) accumulated during the development stage	(296,335)
Total Stockholders' Equity (Deficit)	(286,835)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	267,969

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED

	Year End December 31, 2012	November 8, 2010 (inception) to December 31, 2012
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
Organizational Costs Expense	37,708	195,153
Interest Expense	33,000	33,000
General and Administrative Expenses	4,091	8,182
Consulting Expense	-	-
Depreciation Expense	60,000	60,000
Total Operating Expenses	134,799	296,335
Loss from Operations	(134,799)	(296,335)
		-
Other Income (Expenses)	-	-
Interest Income	-	-
	-	-
Net (Loss)	(134,799)	(296,335)
Weighted Average Common Shares Outstanding - basic and diluted	950,000	
Net (Loss) per Common Share - basic and diluted	(0.1419)	

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
For the Period from January 1, 2012 to December 31, 2012
UNAUDITED

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	TOTAL
Balance at December 31, 2011	950,000	$ 950	$ 8,550	$ (161,536)	$ (152,036)
Net (Loss)	-	-	-	(134,799)	(134,799)
Balance December 31, 2012	950,000	$ 950	$ 8,550	$ (296,335)	$ (286,835)

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Period from January 1, 2012 to December 31, 2012
UNAUDITED

Cash Flows from Operating Activities	
Net Loss	(134,799)
Changes in Assets and Liabilities	
Prepaid Expenses and Other Current Assets	836
Payroll Payable	-
Payroll Taxes Payable	-
Legal and Accounting Payable	4,530
Accrued Interest	33,000
Depreciation Expense	60,000
Net Cash Used in Operating Activities	(36,433)
Cash Flows from Investing Activities	
Acquisition of Property and Equipment	-
Deferred Offering Costs	-
Net Cash Used in Investing Activities	-
Cash Flows from Financing Activities	
Proceeds from Note Payable	-
Proceeds from Advances Payable - Officers	10,000
Proceeds from Affiliates	26,350
Proceeds from Issuing Common Stock	-
Proceeds from Additional Paid in Capital	-
Net Cash Provided by Financing Activities	36,350
Net Increase (Decrease) in Cash	(83)
Cash - Beginning of Period	83
Cash - End of Period	-

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a development stage company engaged in the business of judgment recovery. The Company will use a proprietary screening, pricing, due diligence and servicing platform to review judgment portfolios and assess which judgments have the highest likelihood of collections success. The Company will acquire portfolios of court-awarded civil judgments at a price per dollar of face amount purchased ranging from $0.01 to $0.25. It will then pursue collection of these awarded and secured judgments.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with U.S. generally accepted accounting principles. Those estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Basis of Presentation

The Company has prepared the financial statements in accordance with accounting principles generally accepted in the United States of America.

Effective September 30, 2009, the Financial Accounting Standards Board ("FASB") established The FASB Accounting Standards Codification ("ASC") (formerly Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Development Stage Company

As defined by ASC Topic 915, "Development Stage Entities" (formerly SFAS 7, "Accounting and Reporting by Development Stage Enterprises"), the Company is devoting substantially all of its present efforts to developing its business. All losses accumulated since inception have been considered as part of the Company's development stage activities. Costs of start-up activities, including organizational costs, are expensed as incurred.

Cash and Cash Equivalents

The Company considers cash in banks, deposits in transit, and highly-liquid debt instruments with original maturities of three months or less to be cash and cash equivalents.

Organizational Costs

Organizational costs are stated at cost.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture, software and equipment is computed by the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized by the straight-line method over the life of the improvement or the term of the lease, whichever is shorter. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 2 - ADVANCES PAYABLE

Certain officers and shareholders of the Company advanced monies to the Company in the amount of $56,015 to pay for certain organizational and other start-up costs.

NOTE 3 - RELATED PARTY NOTES PAYABLE

On December 31, 2011 the Company purchased the due diligence and servicing system ("Servicing Platform") and entered into a promissory note for $300,000 to JR Group. The promissory note bears interest at the rate of 10% per annum and is secured by the Servicing Platform. The purchase of the Servicing Platform was from a related party in that the CEO and President of the Company is also a member of the entity that sold the Servicing Platform to the Company. Management of the Company has asserted that the transaction was at arm's length and negotiated in good faith and valued at $300,000. The promissory note is due and payable on December 31, 2014.

NOTE 4 - INCOME TAXES

The Company provides for income taxes under ASC Topic 740, "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"), which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates. A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2012 there were no provisions for taxes or deferred taxes.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

The total number of authorized shares of common stock that may be issued by the Company is 10,000,000 with a par value of $0.001 per share. During December 2010 the Company issued 950,000 common shares for $9,500.

NOTE 6 - ISSUANCE OF STOCK FOR NON-CASH CONSIDERATION

The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of ASC Topic 505-50, "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* and EITF No. 00-18, *Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees).* The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. As of December 31, 2012 no such issuance of stock for goods or services has occurred.

NOTE 7 - CONTINGENCIES

Going Concern

To date, the Company has not generated any revenues. The ability of the Company to initiate operations depends upon its ability to raise additional funds through equity financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable or at all. If the Company cannot raise the funds for implementing the business plan then the Company may be forced to curtail or cease activities. All of these factors cause substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2012. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 2011
TO DECEMBER 31, 2011

UNAUDITED

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
UNAUDITED

	December 31, 2011
Current Assets	
Cash	83
Prepaid expenses and other current assets	2,671
Total Current Assets	2,754
Fixed Assets	
Property, Plant, Equipment	300,000
Accumulated Depreciation	-
Net Fixed Assets	300,000
Other Assets	
Deferred Offering Costs	26,134
Total Other Assets	26,134
TOTAL ASSETS	328,888
Current Liabilities	
Advances payable - officers	46,015
Payroll Payable	67,002
Payroll Taxes Payable	24,962
Proceeds from Affiliates	15,100
Legal and Accounting Payable	27,845
Accrued Interest	-
Note Payable, related party	300,000
Total Current Liabilities	480,924
Stockholders' Equity (Deficit)	
Common stock, $0.001 par value, 10,000,000 shares authorized 950,000 shares issued and outstanding at December 31, 2011	950
Additional paid in capital	8,550
(Deficit) accumulated during the development stage	(161,536)
Total Stockholders' Equity (Deficit)	(152,036)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	328,888

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED

	November 8, 2010 (inception) to December 31, 2011
Revenue	$ -
Cost of Sales	-
Gross Profit (Loss)	-
Operating Expenses	
Organizational Costs Expense	157,445
Interest Expense	-
General and Administrative Expenses	4,091
Consulting Expense	-
Depreciation Expense	-
Total Operating Expenses	161,536
Loss from Operations	(161,536)
Other Income (Expenses)	-
Interest Income	-
	-
Net (Loss)	(161,536)
Weighted Average Common Shares Outstanding - basic and diluted	950,000
Net (Loss) per Common Share - basic and diluted	(0.1700)

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
For the Period from January 1, 2011 to December 31, 2011
UNAUDITED

	COMMON STOCK		ADDITIONAL PAID-IN		
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	TOTAL
Balance at January 1, 2011	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	950,000	950	8,550	-	9,500
Net (Loss)	-	-	-	(161,536)	(161,536)
Balance at December 31, 2011	950,000	$ 950.00	$ 8,550	$(161,536)	$(152,036)

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Period from January 1, 2011 to December 31, 2011
UNAUDITED

Cash Flows from Operating Activities	
Net Loss	(161,536)
Changes in Assets and Liabilities	
Prepaid Expenses and Other Current Assets	(2,671)
Payroll Payable	67,002
Payroll Taxes Payable	24,962
Legal and Accounting Payable	27,845
Accrued Interest	-
Depreciation Expense	-
Net Cash Used in Operating Activities	(44,398)
Cash Flows from Investing Activities	
Acquisition of Property and Equipment	(300,000)
Deferred Offering Costs	(26,134)
Net Cash Used in Investing Activities	(326,134)
Cash Flows from Financing Activities	
Proceeds from Note Payable	300,000
Proceeds from Advances Payable - Officers	46,015
Proceeds from Affiliates	15,100
Proceeds from Issuing Common Stock	950
Proceeds from Additional Paid in Capital	8,550
Net Cash Provided by Financing Activities	370,615
Net Increase (Decrease) in Cash	83
Cash - Beginning of Period	-
Cash - End of Period	83

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a development stage company engaged in the business of judgment recovery. The Company will use a proprietary screening, pricing, due diligence and servicing platform to review judgment portfolios and assess which judgments have the highest likelihood of collections success. The Company will acquire portfolios of court-awarded civil judgments at a price per dollar of face amount purchased ranging from $0.01 to $0.25. It will then pursue collection of these awarded and secured judgments.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with U.S. generally accepted accounting principles. Those estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Basis of Presentation

The Company has prepared the financial statements in accordance with accounting principles generally accepted in the United States of America.

Effective September 30, 2009, the Financial Accounting Standards Board ("FASB") established The FASB Accounting Standards Codification ("ASC") (formerly Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Except for newly issued standards that have not been codified, references to codified literature have been updated to reflect this change.

Development Stage Company

As defined by ASC Topic 915, "Development Stage Entities" (formerly SFAS 7, "Accounting and Reporting by Development Stage Enterprises"), the Company is devoting substantially all of its present efforts to developing its business. All losses accumulated since inception have been considered as part of the Company's development stage activities. Costs of start-up activities, including organizational costs, are expensed as incurred.

Cash and Cash Equivalents

The Company considers cash in banks, deposits in transit, and highly-liquid debt instruments with original maturities of three months or less to be cash and cash equivalents.

Organizational Costs

Organizational costs are stated at cost.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture, software and equipment is computed by the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized by the straight-line method over the life of the improvement or the term of the lease, whichever is shorter. Expenditures for repairs and maintenance are expensed as incurred.

NOTE 2 - ADVANCES PAYABLE

Certain officers and shareholders of the Company advanced monies to the Company in the amount of $56,015 to pay for certain organizational and other start-up costs.

NOTE 3 - RELATED PARTY NOTES PAYABLE

On December 31, 2011 the Company purchased the due diligence and servicing system ("Servicing Platform") and entered into a promissory note for $300,000 to JR Group. The promissory note bears interest at the rate of 10% per annum and is secured by the Servicing Platform. The purchase of the Servicing Platform was from a related party in that the CEO and President of the Company is also a member of the entity that sold the Servicing Platform to the Company. Management of the Company has asserted that the transaction was at arm's length and negotiated in good faith and valued at $300,000. The promissory note is due and payable on December 31, 2014.

NOTE 4 - INCOME TAXES

The Company provides for income taxes under ASC Topic 740, "Income Taxes" (formerly SFAS No. 109, "Accounting for Income Taxes"), which requires an asset and liability approach for measuring deferred taxes and liabilities due to temporary differences existing at year-end using currently enacted rates. A valuation allowance is provided when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2011 there were no provisions for taxes or deferred taxes.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

The total number of authorized shares of common stock that may be issued by the Company is 10,000,000 with a par value of $0.001 per share. During December 2010 the Company issued 950,000 common shares for $9,500.

NOTE 6 - ISSUANCE OF STOCK FOR NON-CASH CONSIDERATION

The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of ASC Topic 505-50, "Equity-Based Payments to Non-Employees" (formerly EITF No. 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* and EITF No. 00-18, *Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees).* The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. As of December 31, 2011 no such issuance of stock for goods or services has occurred.

NOTE 7 - CONTINGENCIES

Going Concern

To date, the Company has not generated any revenues. The ability of the Company to initiate operations depends upon its ability to raise additional funds through equity financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable or at all. If the Company cannot raise the funds for implementing the business plan then the Company may be forced to curtail or cease activities. All of these factors cause substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2011. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements.

PART III

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Articles of Incorporation of Financial Resolutions of America Corporation
2.2	Certificate of Designation of 9% Series A Convertible Preferred Stock
2.3	Bylaws
4.1	Subscription Agreement
6.1	Platform Purchase Agreement
10.1	Consent of Legal & Compliance, LLC (included in Exhibit 11.1)
11.1	Opinion Legal & Compliance, LLC

3332846

ARTICLES OF INCORPORATION
OF
FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

ARTICLE I

The name of this corporation is: **Financial Resolutions of America Corporation**

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name for the corporation's initial agent for service of process is:

BHB Legal Services, Inc.

ARTICLE IV

This corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock this corporation is authorized to issue is 10,000,000, par value $0.001, and the total number of shares of Preferred Stock this corporation is authorized to issue is 5,000,000, par value $0.001.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. This corporation is also authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code), whether by by-law, agreement or otherwise, for breach of duty to this corporation and its shareholders in excess of that expressly permitted by Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation on November 5, 2010.



Eric J. Stiff, Incorporator



<u>**Exhibit B**</u>

Bylaws

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.

Dated: ______________ ______________________________
Michael J. Leseney, Director

Dated: ______________ ______________________________
Mark McDougal, Director

Dated: 12-29-10 Tessie Saich
Tessie Saich, Director

Dated: ______________ ______________________________
Jon LaVine, Director

Dated: ______________ ______________________________
Ronald G. Crane, Director

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.

Dated: ______________   ______________________________
Michael J. Leseney, Director

Dated: ______________   ______________________________
Mark McDougal, Director

Dated: ______________   ______________________________
Tessie Saich, Director

Dated: 12/30/2010



Jon LaVine, Director

Dated: ______________   ______________________________
Ronald G. Crane, Director

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.



Dated: 1/3/11

Michael J. Leseney, Director



Dated: 1/3/11

Mark McDougal, Director

Dated: ______________

____
Tessie Saich, Director

Dated: ______________

____
Jon LaVine, Director



Dated: 1/3/11

Ronald G. Crane, Director

12997282.2

A0755247

33328416

FILED
Secretary of State
State of California
1cc MAY - 2 2014

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION OF

Financial Resolutions of America Corporation

The undersigned hereby certify that:

1. They are the President and Secretary, respectively, of Financial Resolutions of America Corporation, a California corporation (the "Corporation").

2. Article IV of the Articles of Incorporation of the Corporation is amended in its entirety to read as follows:

"This corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock this corporation is authorized to issue is 300,000,000, par value $0.001, and the total number of shares of Preferred Stock this corporation is authorized to issue is 5,000,000, par value $0.001.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

3. The foregoing amendment of the Articles of Incorporation has been duly approved unanimously by the Board of Directors and by the majority of the shareholders in accordance with Section 902 of the California Corporations Code. No shares of Preferred Stock have been issued. The total number of outstanding shares Common Stock of the corporation is 95,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

Dated: 4/24/14



Michael J. Leseney, President



Mark McDougal, Secretary

BYLAWS
OF
FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

A California corporation

12962309.1

TABLE OF CONTENTS
TO THE BYLAWS OF
FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

Page

BYLAWS
OF
FINANCIAL RESOLUTIONS OF AMERICA CORPORATION

ARTICLE I – OFFICES

SECTION 1 – PRINCIPAL EXECUTIVE OFFICE

The principal executive office for the transaction of the business of the corporation is initially hereby fixed and located at **1228 South Main Street, Lakeport, California 95453**.

SECTION 2 – CHANGE OF LOCATION

The board of directors is hereby granted full power and authority to change said principal executive office from one location to another and to fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside this State, and the corporation has one or more business offices in this State, the Board of directors shall fix and designate a principal executive office in the State of California.

SECTION 3 – OTHER OFFICES

Branch or subordinate offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

ARTICLE II – MEETINGS OF SHAREHOLDERS

SECTION 1 – PLACE OF MEETINGS

All annual and all other meetings of shareholders shall be held at the location designated by the board of directors pursuant to a resolution or as set forth in a notice of the meeting, within or outside of the State of California. If no such location is set forth in a resolution or in the notice of the meeting, the meeting shall be held at the principal executive office of the corporation.

SECTION 2 – ANNUAL MEETINGS

The annual meetings of shareholders shall be held on such date and time as may be fixed by the board of directors; provided, however, that should said day fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next date thereafter ensuing which is not a legal holiday. At such meetings, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders.

SECTION 3 – <u>SPECIAL MEETINGS</u>

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the board of directors or the chairman of the board or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president or the secretary of the corporation. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote in accordance with the provisions of Sections 4 and 5 of this Article II, and the notice shall set forth that a meeting will be held at the date and time requested by the person or persons calling the meeting not less than thirty-five (35) or more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

SECTION 4 – <u>NOTICE OF SHAREHOLDERS' MEETINGS</u>

All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 5 of this Article II not less than ten (10) or more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. The notice shall specify the place, date and hour of the meeting.

In the case of a special meeting the notice shall specify the general nature of the business to be transacted and no other business may be transacted at said meeting.

In the case of the annual meeting the notice shall specify those matters which the board of directors, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting. The notice shall also state the general nature of the business or proposal to be considered or acted upon at such meeting before action may be taken at such meeting for approval of (i) any transaction governed by Section 310 of the California Corporations Code including a proposal to enter into a contract or other transaction between the corporation and one or more of its directors, or between the corporation and any corporation, firm or association in which one or more of the corporation's directors has a material financial interest or in which one or more of its directors are directors; or (ii) a proposal to amend the articles of incorporation in any manner other than may be accomplished by the board of directors alone as permitted by subsections (b) through (d) of Section 902 of that Code; or (iii) a proposal to reorganize the corporation under Section 1201 of that Code; or (iv) a proposal to wind up and dissolve the corporation under Section 1900 of that Code; or (v) if the corporation is in the process of winding up and has both preferred and common shares outstanding, a proposal for a plan of distribution of the shares, obligations or securities of any other corporation, domestic or foreign, or assets other than money which is not in accordance with the liquidation rights of the preferred shares as specified in the articles of incorporation of this corporation.

The notice of any meeting at which directors are to be elected shall include the name of any candidates intended at the time of the notice to be presented by the board of directors for election. Shareholders who intend to present their own slate of candidates must give notice to the board of directors of the name(s), address(es) and telephone number(s) of such candidate(s) not less than seventy (70) days prior to the meeting date as set forth in these bylaws or by resolution of the board. Notice shall be deemed submitted to the board if it is delivered to the Secretary of the corporation personally or by first-class mail, by telegraph, facsimile or other form of written communication, charges prepaid, addressed to the corporation's principal executive office.

SECTION 5 – MANNER OF GIVING NOTICE: AFFIDAVIT OF NOTICE

Notice of any shareholders' meeting or any distribution of reports required by law to be given to shareholders shall be given to shareholders either personally or by first class mail, by telegraph, facsimile, electronic transmission or other form of written communication, charges prepaid, sent to each shareholder at the address of that shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or has been so given, notice shall be deemed to have been given if sent to that shareholder by first class mail, by telegraph, facsimile, electronic transmission or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally, deposited in the mail, delivered to a common carrier for transmission to the recipient, or actually transmitted by facsimile or other electronic means to the recipient by the person giving the notice.

If any notice or report sent to a shareholder at the address of that shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if these shall be available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice or report to all other shareholders.

An affidavit of the mailing or other means of giving any notice of any shareholders' meeting or report may be executed by the secretary, assistant secretary, or any transfer agent of the corporation giving the notice, and filed and maintained in the minute book of the corporation.

For purposes of these Bylaws, "electronic transmission" means a communication: (a) delivered by (1) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, for that recipient on record with this corporation, (2) posting on an electronic message board or network which this corporation has designated for those communications, together with a separate notice to the recipient of the posting, which transmission shall be validly delivered upon the later of the posting or delivery of the separate notice thereof, or (3) other means of electronic communication; (b) to a recipient who has provided an unrevoked consent to the use of those means of transmission for communications under or pursuant to the California Corporations Code; and (c) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form.

SECTION 6 – ADJOURNED MEETINGS AND NOTICE THEREOF

Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at such meeting except in the case of the withdrawal of a shareholder from a quorum as provided in Section 9 of this Article II.

When any shareholders' meeting, either annual or special, is adjourned for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 4 and 5 of this Article II. Except as provided above, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken. The corporation may transact any business at any adjourned meetings that might have been transacted at the regular meeting.

SECTION 7 – VOTING OF SHAREHOLDERS; RIGHT TO CUMULATE VOTES

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 8 of this Article II, subject to the provisions of Section 702 to 704, inclusive, of the California Corporations Code (relating to voting shares held by a fiduciary, in the name of the corporation, or in joint ownership). Every shareholder entitled to vote shall have the right to vote in person, or as provided in Section 12 of this Article II, by proxy. The shareholders' vote may be by voice vote or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than the election of directors, any shareholder may vote part of the shares in favor of or in opposition to the proposal and refrain from voting the remaining shares, but if the shareholder fails to specify the number of shares which the shareholder is voting, it will be conclusively presumed that the shareholder's vote is with respect to all shares that the shareholder is entitled to vote.

The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on any matter (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the California General Corporation Law or by the articles of incorporation.

Every shareholder entitled to vote at any election for directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which his shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall think fit; provided that the names of the candidate or candidates for whom the shareholder votes have been placed in nomination prior to the voting (subject also to the advance notice requirements set forth in Section 4 of this Article II) and that at least one shareholder has given notice at the meeting prior to the voting of an intention to cumulate votes. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes against a director and votes withheld shall have no legal effect.

SECTION 8 – RECORD DATE FOR SHAREHOLDER NOTICE, VOTING AND GIVING CONSENTS

For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days or less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record at the close of business on the date so fixed are entitled to notice and to vote or to give consent, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the California General Corporation Law.

If the board of directors does not so fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; and

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action of the board has been taken, shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such other action, whichever is later.

SECTION 9 – QUORUM

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum and by any greater number of shares otherwise required to take such action by applicable law or in the articles of incorporation. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no business may be transacted except as hereinabove provided.

SECTION 10 – WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS

The transactions of any meeting of shareholders, either annual or special, however called and noticed and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the shareholders entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 4 of this Article II, the waiver of notice or consent shall state the general nature of the proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance by a person at a meeting shall also constitute a waiver of notice of that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if the objection is expressly made at the meeting.

SECTION 11 – SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT MEETING

Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Notwithstanding the previous sentence, directors may be elected by written consent without a meeting only if the unanimous written consent of all outstanding shares entitled to vote is obtained, except that a vacancy in the board (other than a vacancy created by removal of a director) not filled by the board may be filled by the written consent of the holders of a majority of the outstanding shares entitled to vote.

Unless the consents of all shareholders entitled to vote have been solicited in writing, the secretary shall give to those shareholders entitled to vote who have not consented in writing notice of such approval at least ten (10) calendar days before the consummation of the action authorized by such approval for any of the following:

(i) Any transaction governed by Section 310 of the California Corporations Code including contracts or other transactions between the corporation and one or more of its directors, or between the corporation and any corporation, firm or association in which one or more of its directors has a direct or indirect financial interest or in which one or more of its directors are directors;

(ii) Indemnification to be made by the corporation to any person who is or was a director, officer, employee or other agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a corporation which was a predecessor corporation to which such person was or is a party or is threatened to be made a party as provided for in Section 317 that Code;

(iii) The principal terms of a reorganization of the corporation under Section 1201 of that Code; or

(iv) In case the corporation in the process of winding up has both preferred and common shares outstanding, a plan of distribution of the shares, obligations or securities of any other corporation, domestic or foreign, or assets other than money which is not in accordance with the liquidation rights of the preferred shares as specified in the articles of incorporation.

Unless the consents of all shareholders entitled to vote have been solicited in writing, prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent, to those shareholders entitled to vote who have not consented in writing. Such notice shall be given in accordance with Section 5 of this Article II.

All such waivers, consents or approvals shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxyholders, or a transferee of the shares or a personal representative of the shareholder or their respective proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consent of the number of shares required to authorize the proposed action has been filed with the secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

SECTION 12 – PROXIES

Every shareholder entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the shareholder. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, facsimile or other electronic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy that does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or as to any meeting by attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the Corporations Code of California.

SECTION 13 – INSPECTORS OF ELECTION

Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If inspectors of election are not so appointed, the chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

These inspectors shall:

(a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies;

(b) Receive votes, ballots or consents;

(c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) Count and tabulate all votes or consents;

(e) Determine when the polls shall close;

(f) Determine the result; and

(g) Do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE III – DIRECTORS

SECTION 1 – POWERS

Subject to the provisions of Division 1 of the California General Corporation Law and any limitations in the articles of incorporation and the bylaws of this corporation relating to action required to be approved by the shareholders or by the outstanding shares, or by a less than majority vote of a class or series of preferred shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors. The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board.

SECTION 2 – NUMBER AND QUALIFICATION OF DIRECTORS

The authorized number of directors of the corporation shall not be less than three (3) nor more than five (5) (which in no case shall be greater than two times the stated minimum minus one) with the exact number of directors to be fixed within the limits specified by approval of the board of directors or the shareholders in the manner provided in the bylaws and subject to paragraph (5) of subdivision (a) of section 204 of the California Corporations Code; provided, however, that so long as the corporation has only one shareholder, the number may be fixed at either one (1) or two (2), and so long as the corporation has no more than two shareholders, the number may be fixed at two (2). After the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number to less than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16 2/3 percent of the outstanding shares entitled to vote.

SECTION 3 – ELECTION AND TERM OF OFFICE

Except as provided in Section 301.5, at each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including the director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

SECTION 4 – VACANCIES

Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until his successor is elected at an annual or special meeting of the shareholders.

A vacancy or vacancies in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of directors is increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for such directors may call a special meeting of the shareholders, to be held to elect the entire board of directors. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors or amendment reducing the number of classes of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

SECTION 5 – REMOVAL OF DIRECTORS

Any or all of the directors may be removed without cause if any such removal is approved by the outstanding shares, subject to the following: (1) Except for a corporation whose board of directors is classified pursuant to Section 301.5 of the California Corporations Code, no director may be removed (unless the entire board of directors is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast, (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the directors' most recent election were then being elected, (2) When by the provisions of the articles of incorporation of this corporation the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

A director of a corporation whose board of directors is classified pursuant to Section 301.5 of the California Corporations Code may not be removed if the votes cast against removal of the director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected.

SECTION 6 – RESIGNATION OF DIRECTOR

Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future date, a successor may be elected to take office when the resignation becomes effective.

SECTION 7 – PLACE OF MEETING

Regular meetings of the board of directors shall be held at any place within or outside the State of California which has been designated from time to time by resolution of the board of directors. In the absence of such designation, regular meetings shall be held at the corporation's principal executive office.

Special meetings of the board may be held either at a place within or outside the State of California which has been designated by resolution of the board of directors or as set forth in a notice of the meeting. If no such location is set forth in a resolution or in the notice of the meeting, the meeting shall be held at the principal executive office of the corporation.

Members of the board may participate in a meeting through use of a conference telephone or similar communication equipment, so long as all members participating in such meeting can hear one another. Participation in a meeting by means of the above described procedure shall constitute presence in person at such meeting.

SECTION 8 – ANNUAL MEETING

Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, election of officers and the transaction of other business. Notice of such meeting is hereby dispensed with.

SECTION 9 – SPECIAL MEETINGS

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board or the president or vice president or the secretary or any two directors.

Written notice of the date, time and place of special meetings shall be delivered personally to each director or sent to each director by first-class mail, by telegraph, facsimile or by other form of written communication, charges prepaid, sent to him at his address as it appears upon the records of the corporation or, if it is not so shown or is not readily ascertainable, at the place in which the meetings of directors are regularly held. The notice need not state the purpose for the meeting. In case such notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of the meeting. In case such notice is delivered personally, transmitted by facsimile or other electronic means, or telegraphed, it shall be so delivered, deposited with the telegraph company or electronically transmitted at least forty-eight (48) hours prior to the time of the meeting. Such delivery, mailing, telegraphing, or transmitting as above provided, shall be due, legal and personal notice to such director. Notice of a meeting need not be given to any director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director.

SECTION 10 – ADJOURNMENT

A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place.

SECTION 11 – NOTICE OF ADJOURNMENT

If a meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

SECTION 12 – WAIVER OF NOTICE

The transactions at any meeting of the board of directors, however called and noticed, or wherever held, shall be as valid as though such transactions had occurred at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice of or consent to holding the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. The waiver of notice need not state the purpose for which the meeting is or was held.

SECTION 13 – QUORUM AND VOTING

A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinabove provided. In no event shall a quorum be less than two (2) unless the authorized number of directors is one (1), in which case one (1) director constitutes a quorum. Every act or decision done or made by a majority of the directors at a meeting duly held at which a quorum is present shall be regarded as an act of the board of directors subject to the provisions of Section 310 of the Corporations Code of the State of California requiring shareholder approval of a contract or other transaction in which a director has a direct or indirect financial interest, Section 311 of that Code as to appointment of committees, and Section 317(e) of that Code requiring shareholder approval of indemnification of directors, officers, employees or other agents of the corporation. However, a meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

SECTION 14 – FEES AND COMPENSATION

Directors shall not receive any stated salary for their services as directors, but, by resolution of the board, a fixed fee, with or without expenses of attendance, may be allowed to directors not receiving,monthly compensation for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity, as an officer, agent, employee or otherwise, from receiving compensation therefor.

SECTION 15 – ACTION WITHOUT MEETING

Any action required or permitted to be taken by the board of directors under the California General Corporation Law may be taken without a meeting if all members of the board individually or collectively consent in writing to such action. Such consent or consents shall be filed with the minutes of the meetings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors. Any certificate or other document filed under the provision of the California General Corporation Law which relates to action so taken shall state that the action was taken by unanimous written consent of the board of directors without a meeting and that the bylaws authorized the directors to so do.

ARTICLE IV – OFFICERS

SECTION 1 – OFFICERS

The officers of the corporation shall be a chairman of the board or a president or both, a secretary and chief financial officer and such other officers with such titles and duties as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

SECTION 2 – ELECTION

All officers shall hold office at the pleasure of the board of directors and until their successors shall have been duly elected and qualified, unless an officer shall resign or shall be removed or otherwise disqualified to serve. Nothing in these bylaws shall be construed as creating any kind of contractual right to employment with the corporation.

SECTION 3 – OTHER OFFICERS

The board of directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine. The board of directors may assign such additional titles to one or more of the officers, as they shall deem appropriate.

SECTION 4 – REMOVAL AND RESIGNATION

Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board, or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the board of directors or to the president or to the secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5 – VACANCIES

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the bylaws for regular appointments to such office.

SECTION 6 – CHAIRMAN OF THE BOARD

The chairman of the board, if there shall be such an officer, shall, if present, preside at all meetings of the board of directors and shareholders and exercise and perform all such other powers and duties as may from time to time be assigned to him by the board of directors or prescribed by the bylaws.

SECTION 7 – CHIEF EXECUTIVE OFFICER

The chief executive officer, or if there is no chief executive officer, the president, shall be the general manager and chief executive officer of the corporation and shall, subject to the board of directors, have general supervision, direction and control of the business and of other officers and employees of the corporation. The chief executive officer shall perform such other duties and have such other powers as the board of directors shall designate from time to time.

SECTION 8 – PRESIDENT

The president shall preside at all meetings of the board of directors and shareholders unless the chairman of the board has been appointed and is present. The president shall perform such other duties and have such other powers as the board of directors shall designate from time to time.

SECTION 9 – VICE PRESIDENTS

In the absence or disability of the president and the chairman of the board, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president and chairman of the board. Each vice president shall have such other powers and shall perform such other duties as from time to time may be prescribed for him by the board of directors or the bylaws, and the president or the chairman of the board.

SECTION 10 – SECRETARY

The secretary shall keep, or cause to be kept, at the principal executive office, or such other place as the board of directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meeting and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, a share register or a duplicate share register showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and the date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the bylaws or by law to be given, shall keep the seal of the corporation in safe custody and shall have such other powers and shall perform such other duties as from time to time may be prescribed by the board of directors or the bylaws.

SECTION 11 – ASSISTANT SECRETARIES

In the absence or disability of the secretary, the assistant secretaries in order of their rank as fixed by the board of directors or, if not ranked, the assistant secretary designated by the board of directors shall perform all the duties of the secretary and, when so acting, shall have all the powers of and be subject to all the restrictions upon the secretary. Each assistant secretary shall have such other powers and shall perform such other duties as from time to time may be prescribed for him by the board of directors or the bylaws.

SECTION 12 – CHIEF FINANCIAL OFFICER

The chief financial officer shall be the treasurer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares.

The Chief Financial Officer shall render to the president or directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation. The Chief Financial Officer shall prepare a proper annual budget of income and expenses for each calendar year, revised quarterly, for approval of or revision by the board of directors and shall be responsible for the handling of finances in connection therewith. He shall have such other powers and shall perform such other duties as may be prescribed by the board of directors. He shall see that all officers signing checks are bonded in such amounts as may be fixed from time to time by the board of directors.

SECTION 13 – ASSISTANT FINANCIAL OFFICERS

In the absence of or disability of the Chief Financial Officer, the assistant financial officers in order of their rank or, if not ranked, the assistant financial officer designated by the board of directors shall perform all the duties of the Chief Financial Officer and, when so acting, shall have the powers of and be subject to all the restrictions upon the Chief Financial Officer. Each assistant financial officer shall have such other powers and perform such other duties as from time to time may be prescribed for him by the board of directors or the bylaws.

SECTION 14 – SALARIES

Salaries of officers and other shareholders employed by the corporation shall be fixed periodically by the board of directors or established under agreements with the officers or shareholders approved by the board of directors. No officer shall be prevented from receiving this salary because he is also a director of the corporation.

ARTICLE V – SHARES OF STOCK

SECTION 1 – SHARE CERTIFICATES

The certificates of shares of the corporation shall be in such form consistent with the articles of incorporation and the laws of the State of California as shall be approved by the board of directors. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any of these shares are fully paid, and the board of directors may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid. All such certificates shall be signed by the chairman or vice chairman of the board or the president or a vice president, and by the Chief Financial Officer or an assistant financial officer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile.

SECTION 2 – TRANSFER OF SHARES

The corporation may NOT issue, sell or transfer fractional shares.

Subject to the provisions of law and these Bylaws, upon the surrender to the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 3 – LOST OR DESTROYED CERTIFICATE

The holder of any shares of stock of the corporation shall immediately notify the corporation of any loss or destruction of the certificate therefor, and the corporation may issue a new certificate in the place of any certificate theretofore issued by it alleged to have been lost or destroyed, upon approval of the board of directors. The board may, in its discretion, as a condition to authorizing the issue of such new certificate, require the owner of the lost or destroyed certificate, or his legal representative, to make proof satisfactory to the board of directors of the loss or destruction thereof and to give the corporation a bond or other security, in such amount and with such surety or sureties as the board of directors may determine, as indemnity against any claim that may be made against the corporation on account of any such certificate so alleged to have been lost or destroyed.

ARTICLE VI – COMMITTEES

SECTION 1 – COMMITTEES

The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two (2) or more directors, to serve at the pleasure of the board. The board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided by resolution of the board, shall have all authority of the board, except with respect to: (i) the filling of vacancies on the board of directors or on any committee; (ii) the fixing of compensation of the board of directors for serving on the board or on any committee; (iii) the amendment or repeal of bylaws or the adoption of new bylaws; (iv) a distribution to the shareholders of the corporation, except at a rate or in a periodic amount within a price range determined by the board of directors; or (vi) the appointment of other committees of the board of directors or the members of these committees.

The provisions of these bylaws for notice to directors of meetings, place of meetings, regular meetings, special meetings and notice, quorum, waiver of notice, adjournment, notice of adjournment, and actions without meetings, with such changes in the context of those bylaws as may be necessary to substitute the committee and its members for the board of directors and its members, apply also to the committees of the board of directors and action by such committees, except that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee.

ARTICLE VII – INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

SECTION 1 – AGENTS, PROCEEDINGS, AND EXPENSES

For purposes of this Article VII of these bylaws, an "agent" of the corporation includes any person who is or was a director, officer, employee or other agent of the corporation; or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise; or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" include, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.

SECTION 2 – INDEMNIFICATION

The corporation shall, to the maximum extent permitted by California law, have the power to indemnify each of its agents against expenses and shall have the power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.

SECTION 3 – INSURANCE

The corporation may, upon the resolution of the directors, purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this Article VII.

ARTICLE VIII – RECORDS AND REPORTS

SECTION 1 – SHAREHOLDER INSPECTION OF BYLAWS

The corporation shall keep at its principal executive office in California, for the transaction of business, the original, or a copy, of the bylaws and any amendments thereto, certified by the secretary, which shall be open to inspection by shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside California and the corporation has no principal business office in California, it shall upon written request of any shareholder furnish to such shareholder a copy of the bylaws and any amendments thereto.

SECTION 2 – MAINTENANCE AND INSPECTION OF RECORDS OF SHAREHOLDERS

The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders of the corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation or who hold at least one percent (1%) of such voting shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors of the corporation shall have an absolute right to do either or both of the following: (i) inspect and copy the records of shareholders' names, addresses and shareholdings, during usual business hours on five (5) business days' prior written demand on the corporation, or (ii) obtain from the transfer agent of the corporation, on written demand and on the tender of such transfer agent's usual charges for such list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the shareholder after the date of demand. This list shall be made available to any such shareholder or shareholders by the transfer agent on or before the later of five (5) business days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 2 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

SECTION 3 – SHAREHOLDER INSPECTION OF CORPORATE RECORDS

The accounting books and records and minutes of proceedings of the shareholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form, and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the corporation and may not be limited by the articles and bylaws.

SECTION 4 – INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and to inspect the physical properties of the corporation and each of its subsidiary corporations, domestic or foreign. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

The annual report to shareholders referred to in Section 1501(a) of the California Corporations Code, and subject to the limitations thereof, is expressly waived, but the board of directors of the corporation may cause to be sent to the shareholders, not later than one hundred twenty (120) days after the close of the fiscal or calendar year, an annual report in such form as may be deemed appropriate by the board of directors.

SECTION 5 – STATEMENT OF GENERAL INFORMATION

The corporation shall timely file with and pay to the Secretary of State all required information and fees pursuant to Sections 1502 and 1502.5 of the California Corporations Code.

ARTICLE IX – MISCELLANEOUS

SECTION 1 – CHECKS, DRAFTS, EVIDENCE OF INDEBTEDNESS

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as from time to time shall be determined by resolution of the board of directors.

SECTION 2 – CONTRACTS, ETC., HOW EXECUTED

The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances; and, unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

SECTION 3 – REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The president or, in the event of his absence or inability to serve, any vice president and the secretary or assistant secretary of this corporation are authorized to vote, represent and exercise, on behalf of this corporation, all rights incidental to any and all shares of any other corporation standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation any and all shares held by this corporation in any other corporation may be exercised either by such officers in person or by any person authorized to do so by proxy or power of attorney duly executed by said officers.

ARTICLE X – AMENDMENT TO BYLAWS

SECTION 1 – AMENDMENT BY SHAREHOLDERS

New bylaws may be adopted or these bylaws may be amended or repealed by the vote or written consent of the shareholders entitled to exercise a majority of the voting power of the corporation; except as provided in these bylaws, a bylaw amendment reducing the number or the minimum number of directors cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent would be sufficient to elect at least one (1) director if voted cumulatively at an election at which all of the outstanding shares entitled to vote were voted and the entire number of previously authorized directors were then being elected.

SECTION 2 – AMENDMENT BY DIRECTORS

Subject to the rights of the shareholders as provided in Section 1 of this Article X to adopt, amend or repeal bylaws, bylaws may be adopted, amended, or repealed by the board of directors; except as provided in these bylaws, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to variable Board or vice versa may only be adopted by the affirmative vote of a majority of the outstanding shares entitled to vote.

CERTIFICATION OF ADOPTION OF BYLAWS

The undersigned hereby certifies that:

1. I am the Secretary of Financial Resolutions of America Corporation, a California corporation (the "Corporation"); and

2. The foregoing Bylaws, consisting of twenty-one (21) pages, is a true and correct copy of the Bylaws of the Corporation, as duly adopted and approved by Unanimous Written Consent of the Board of Directors of the Corporation effective as of November 9, 2010.

IN WITNESS WHEREOF, I have hereunder subscribed my name effective this 9th day of November, 2010.



Mark McDougal, Secretary

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "Subscription Agreement") made as of this ___ day of __________, 2014, by and between Financial Resolutions of America Corporation, a California (the "Issuer"), with offices at 1228 South Main Street, Lakeport, California 95453, and the undersigned (the "Subscriber").

WHEREAS, pursuant to an Offering Circular dated __________, 2014 (the "Offering Circular"), the Issuer is offering in a Regulation A offering (the "Offering") to investors up to 5,000,000,000 shares of the Issuer's Series A 9% Convertible Preferred Stock, par value $0.001 per share, ("Preferred Share") at a purchase price of $1.00 per Preferred Share for a maximum aggregate purchase price of $5,000,000 (the "Maximum Offering").

WHEREAS, the Subscriber desires to subscribe for the number of Preferred Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Preferred Shares set forth on the signature page hereof, at a price equal to $1.00 per Preferred Share and the Issuer agrees to sell such Preferred Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Preferred Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform its/his/her obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "Advisors") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "Offering Documents").

1.4 The Subscriber recognizes that the purchase of the Preferred Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Preferred Shares; (ii) the Preferred Shares are being sold pursuant to an exemption under

Regulation A issued by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Act"), but they are not registered under the Act or any state securities law; (iii) there is only a limited trading market for the Preferred Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; and (iv) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Preferred Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.6 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Preferred Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Preferred Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Preferred Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Preferred Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Preferred Shares.

1.7 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.8 The Subscriber acknowledges that the purchase of the Preferred Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Preferred Shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Preferred Shares and the corporate structure of such entity.

1.9 The Subscriber acknowledges that the Preferred Shares are offered pursuant to an exemption from registration with the Securities and Exchange Commission ("SEC"): however, the SEC has not made an independent determination that the Preferred Shares being offered are exempt from registration. The SEC does not pass upon the merits of or give its approval to the Preferred Shares or the terms of this offering, nor does it pass upon the accuracy or completeness of the Offering Circular or other selling literature.

1.10 The Subscriber represents, warrants and agrees that the Preferred Shares are being purchased for his, her or its own beneficial account and not with a view toward distribution or resale to others in violation of the Act. The Subscriber understands that the Issuer is under no obligation to register the Preferred Shares on his, her or its behalf or to assist them in complying with any exemption from registration under applicable state securities laws.

1.11 The Subscriber understands that the Preferred Shares are exempt from registration under the Act by reason of Regulation A promulgated under the Act.

1.12 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.13 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.14 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.15 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("FINRA") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.16 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.17 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or by any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.18 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Preferred Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.19 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.20 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.21 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the Preferred Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.22 (For ERISA plans only) The fiduciary of the ERISA plan (the "Plan") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.23 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "Closing Date"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of California, authorized to do business in the States of California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Preferred Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Preferred Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party which would materially adversely affect the business, financial condition or operations of the Issuer.

2.5 The Preferred Shares are being offered and sold to the Subscriber pursuant to Regulation A promulgated under the Act, and the Preferred Shares are not subject to any transfer restrictions whatsoever and are freely tradable.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "Termination Date").

3.2 The Subscriber has effected a wire transfer in the full amount of the purchase price for the Preferred Shares to the Issuer or has delivered a check in payment of the purchase price for the Preferred Shares.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Preferred Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Preferred Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Preferred Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Preferred Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Preferred Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE PREFERRED SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE PREFERRED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY

OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR CALIFORNIA RESIDENTS ONLY: THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

4.4 FOR FLORIDA RESIDENTS ONLY: THE PREFERRED SHARES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE PREFERRED SHARESS HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

4.5 FOR NON-U.S. RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES, OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES, IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in Lake County, State of California, and they hereby submit to the exclusive jurisdiction of the federal courts located in Lake County, State of California with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Preferred Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

______________________	X $1.00 for each Preferred Share	= $______________.
Number of Preferred Shares subscribed for		Aggregate Purchase Price

Manner in which Title is to be held (Please Check <u>One</u>):

1.	___	Individual	7.	___	Trust/Estate/Pension or Profit Sharing Plan Date Opened:____________
2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ______________________ Under the Uniform Gift to Minors Act of the State of ______________________
3.	___	Community Property	9.	___	Married with Separate Property
4.	___	Tenants in Common	10.	___	Keogh
5.	___	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety
6.	___	IRA	12.	___	Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

<u>IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN</u>

<u>INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 10</u>

<u>SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 11</u>

EXECUTION BY NATURAL PERSONS

____
Exact Name in Which Title is to be Held

Name (Please Print)	Name of Additional Subscriber
Residence: Number and Street	Address of Additional Subscriber
City, State and Zip Code	City, State and Zip Code
Social Security Number	Social Security Number
Telephone Number	Telephone Number
Fax Number (if available)	Fax Number (if available)
E-Mail (if available)	E-Mail (if available)
(Signature)	(Signature of Additional Subscriber)

ACCEPTED this ___ day of _________ 2014, on behalf of Financial Resolutions of America Corporation

By: __________________________________
Name:
Title:

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

(Corporation, Partnership, Trust, Etc.)

____

Name of Entity (Please Print)

Date of Incorporation or Organization:

State of Principal Office:

Federal Taxpayer Identification Number: ______________________________

____

Office Address

____

City, State and Zip Code

____

Telephone Number

____

Fax Number (if available)

____

E-Mail (if available)

[seal]

Attest: ______________________________

(If Entity is a Corporation)

By: ______________________________

Name:

Title:

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party:**

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules

____

Name of FINRA Firm

By: ______________________________

Name:

Title:

ACCEPTED this ____ day of ________ 2014, on behalf of Financial Resolutions of America Corporation

By: ______________________________

Name:

Title:

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (1) the decision that you shall subscribe for and purchase Preferred Shares of Financial Resolutions of America Corporation is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Preferred Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("Regulation D") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Preferred Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Preferred Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of Strategic Global Investments, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Preferred s, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Preferred Shares, whose subscription for and purchase of the Preferred Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below which correctly describe you.

With respect to this investment in Preferred Shares of the Issuer, your:

Investment Objectives: ☒ Aggressive Growth ☒ Speculation

Risk Tolerance: ☐ Low Risk ☐ Moderate Risk ☒ High Risk

Are you associated with a FINRA Member Firm? ☐ Yes ☐ No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below:

____ ____ I/We understand that this investment is not guaranteed.

____ ____ I/We are aware that this investment is not liquid.

____ ____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ ____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Preferred Shares of the Issuer.

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Name of Purchaser [please print]

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Name of Co-Purchaser [please print]

____

Signature of Purchaser (Entities please provide signature of Purchaser's duly authorized signatory.)

____

Signature of Co-Purchaser

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Name of Signatory (Entities only)

____

Title of Signatory (Entities only)

**UNANIMOUS WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF
FINANCIAL RESOLUTIONS OF AMERICA
CORPORATION,
a California corporation**

The undersigned, constituting all of the members of the Board of Directors (the "Board") of Financial Resolutions of America Corporation, a California corporation (the "Corporation"), pursuant to authority to act without a meeting in accordance with section 307(b) of the California Corporations Code and the Bylaws of the Corporation, do hereby consent to adopt the following resolutions effective as of December 31, 2011 (this "Consent"):

PLATFORM PURCHASE AGREEMENT AND LICENSE

WHEREAS, JR Group '("JRG") has developed a proprietary pricing, due diligence and servicing system and platform for the acquisition and enforcement of civil judgments (the "Platform");

WHEREAS, the Board has determined that it is in the best interest of the Corporation to purchase the Platform from JRG and to license it back for use by JRG in exchange for the Company's issuance of a short term promissory note, in the amount of $300,000 due December 31, 2014.

RESOLVED, that the Company purchase the Platform from JRG pursuant to the terms and subject to the conditions of a Platform Purchase Agreement and License, in substantially the form attached hereto as Exhibit A (the "Platform Purchase Agreement"), which is hereby adopted and approved, including performance of the transactions contemplated therein and thereby; and

RESOLVED, that in connection with the Platform Purchase Agreement, the Company issue a promissory note in the amount of $300,000 to JRG, in substantially the form attached hereto as Exhibit B (the "Promissory Note"), which is hereby adopted and approved, including the performance of the transactions contemplated therein and thereby.

AUTHORITY AND RATIFICATION

RESOLVED, that the officers of the Corporation are, and each individually is, hereby authorized and directed to do and perform any and all such acts, including the execution of any and all documents, as they shall deem necessary or advisable in order to carry out the purposes and intent of the foregoing resolutions and that any such acts taken prior to this Consent in connection herewith are hereby ratified and approved as acts and deeds of this Corporation.

This Consent shall be filed with the minutes of the proceedings of tile Board and shall have the same force and effect as if such actions and resolutions set forth herein were taken or adopted at a meeting duly called and held.

[Remainder of Page Intentionally Left Blank]

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.



Dated: 12/31/2011 Michael J. Lesener, Director



Dated: 12/31/2011 Mark McDougal, Director

Dated: 12/31/2011 Tessie Saich, Director

Dated: 12/31/2011 Jon LaVine, Director

Dated: 12/31/2011 Ronald G. Crane, Director

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.

Dated: 12/31/2011

Michael J. Leseney, Director

Dated: 12/31/2011

Mark McDougal, Director

Dated: 12/31/2011

Tessie Saich, Director

Dated: 12/31/2011

Jon LaVine, Director

Dated: 12/31/2011



Ronald G. Crane, Director

This Consent is effective as of the [illegible] first written above and may be executed in counterpart, [illegible]

Dated: 12/31/2011

Michael J. Leseney, Director

Dated: 12/31/2011

Mark McDougal, Director



Dated: 12/31/2011

Tessie Saich, Director

Dated: 12/31/2011

Jon LaVine, Director

Dated: 12/31/2011

Ronald G. Crane, Director

This Consent is effective as of the date first written above and may be executed in counterpart, each of which shall be deemed an original (including copies sent via electronic or facsimile format), but all of which when taken together shall constitute one and the same instrument.

Dated: 12/31/2011

Michael J. Leseney, Director

Dated: 12/31/2011

Mark McDougal, Director

Dated: 12/31/2011

Tessie Saich, Director



Dated: 12/31/2011

Jon LaVine, Director

Dated: 12/31/2011

Ronald G. Crane, Director

LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
LAZARUS ROTHSTEIN, ESQUIRE
CHAD FRIEND, ESQUIRE

OF COUNSEL:
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM
WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

July 1, 2014

Board of Directors
Financial Resolutions of America Corporation
Chief Executive Officer
1228 South Main Street
Lakeport, California 95453

Re: Regulation A Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as securities counsel to Financial Resolutions of America Corporation, a California corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission of a Regulation A Offering Statement on Form 1-A (the "Offering Statement") for 5,000,000 Shares of 9% Series A Convertible Preferred Stock for a purchase price of $1.00 per Share (the "Shares")

In connection with rendering this opinion, we have examined the originals, or certified, conformed or reproduction copies, of all such records, agreements, instruments and documents as we have deemed relevant or necessary as the basis for the opinion hereinafter expressed. In all such examinations, we have assumed the genuineness of all signatures on original or certified copies and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. As to various questions of fact relevant to this opinion, we have relied upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from public officials, officers or representatives of the Company, and others.

We have reviewed: (a) the Amended and Restated Articles of Incorporation of the Company, as amended; (b) the Bylaws of the Company, as amended; (c) Resolutions adopted by the Board of Directors of the Company pertaining to the Shares; (d) the Offering Statement; and (e) such other corporate documents, records, papers and certificates as we have deemed necessary for the purposes of the opinions expressed herein.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that the Shares, when issued and delivered in the manner and/or the terms described in the Offering Statement as filed (after it is declared qualified) will be validly issued, fully paid and non-assessable.

The opinions herein are limited to the federal laws of the United States of America and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist. We express no opinion as to laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion should the laws be changed after the effective date of the Offering Statement by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Sincerely,



Laura E. Anthony
For the Firm

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakeport, State of California, on August 25, 2014.

FINANCIAL RESOLUTIONS OF AMERICA CORPORATION



By: ______________________

Michael J. Leseney
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities indicated on August 25, 2014.

Name	**Title**
/s/ Michael J. Leseney Michael J. Leseney	President, Chief Executive Officer, and Chairman of the Board of Directors
/s/ Jon LaVine Jon LaVine	Director
/s/ Mark McDougal *Mark McDougal*	Director
/s/ Tessie Saich Tessie Saich	Director
/s/ Ronald Crane Ronald Crane	Director